EXECUTION VERSION

PURCHASE AGREEMENT

BY AND AMONG

JOY GLOBAL INC.,

NES GROUP, INC.

AND

N.E.S. INVESTMENT CO.

Dated as of January 7, 2008

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1

ARTICLE II SALE AND PURCHASE OF SHARES; CLOSING		10
2.01	Sale and Purchase of Shares	10
2.02	Purchase Price and Payment	10
2.03	Closing	10
2.04	Post-Closing Payment	11

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND
THE COMPANY		12
3.01	Organization and Qualification	13
3.02	Authority to Execute and Perform Agreements	13
3.03	Capitalization and Title to Shares	14
3.04	Subsidiaries	14
3.05	Financial Statements	15
3.06	Absence of Undisclosed Liabilities	16
3.07	No Material Changes	16
3.08	Tax Matters	18
3.09	Compliance with Laws	20
3.10	No Breach	20
3.11	Consents and Approvals	21
3.12	Actions and Proceedings	21
3.13	Contracts and Other Agreements	21
3.14	Bank Accounts and Powers of Attorney	23
3.15	Real Property	23
3.16	Tangible Personal Property	24
3.17	Intellectual Property	24
3.18	Employee Benefit Plans	25
3.19	Labor Matters	28
3.20	Insurance	29
3.21	SEC Documents	30
3.22	Environmental Matters	30
3.23	Certain Business Practices	32
3.24	Sufficiency and Condition of Assets	32
3.25	Customers and Suppliers	32
3.26	Backlog	32
3.27	Solvency	33
3.28	Brokerage	33
3.29	Divestiture of Marine Group	33
3.30	Disclosure	33

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		34
4.01	Organization and Qualification	34

i

4.02	Authority to Execute and Perform Agreements	35
4.03	Compliance with Laws	35
4.04	No Breach	35
4.05	Brokerage.	35
4.06	Governmental Approvals and Filings	36

ARTICLE V COVENANTS AND AGREEMENTS OF PARENT AND THE
COMPANY		36
5.01	Regulatory and Other Approvals	36
5.02	Due Diligence Review Cooperation	36
5.03	Conduct of Business	36
5.04	Authorization from Others; Further Action	40
5.05	Notification	40
5.06	Divestiture of Axle Business	40

ARTICLE VI COVENANTS AND AGREEMENTS OF PURCHASER		41
6.01	Regulatory and Other Approvals	41
6.02	Notification	42

ARTICLE VII ADDITIONAL AGREEMENTS		42
7.01	Further Assurances; Post-Closing Cooperation	42
7.02	Public Announcements; Confidentiality	43
7.03	No Third Party Discussions	43
7.04	Non-Competition	44
7.05	Non-Solicitation	44

ARTICLE VIII CONDITIONS TO THE OBLIGATIONS OF PURCHASER		45
8.01	Representations and Warranties	45
8.02	Performance	45
8.03	Litigation	45
8.04	Certificates of Parent and the Company	45
8.05	Certificates of Secretary of Parent and the Company	46
8.06	Certificate of Sole Stockholder of Parent	46
8.07	Opinion of Counsel	46
8.08	Stock Certificates	46
8.09	Letter of Credit	46
8.10	Approvals and Consents	46
8.11	Material Adverse Effect	46
8.12	Divestiture of Axle Business	46
8.13	Escrow Agreement	46
8.14	Termination of Related Party Agreements	47
8.15	Repayment of Indebtedness	47
8.16	Resignations	47
8.17	Good Standing Certificates	47

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8.18	FIRPTA Certificate	47
8.19	Additional Documents	47

ARTICLE IX CONDITIONS TO THE OBLIGATIONS OF PARENT AND THE		47
COMPANY		47
9.01	Representations and Warranties	48
9.02	Performance	48
9.03	Litigation	48
9.04	Certificate of Purchaser	48
9.05	Certificate of Secretary of Purchaser	48
9.06	Closing Payment	48
9.07	Approvals and Consents	48
9.08	Escrow Agreement	49
9.09	Good Standing Certificate	49
9.10	Additional Documents

ARTICLE X TAX MATTERS		49
10.01	Tax Return Filings	49
10.02	Tax Indemnification	49
10.03	Cooperation	50
10.04	Refunds and Credits	50
10.05	Tax Sharing Agreements	51
10.06	Transfer Taxes	51
10.07	Procedures Relating to Indemnification of Tax Claims	51
10.08	Exclusive Remedy and Survival	52
10.09	Closing Date Tax Covenant	52

ARTICLE XI SURVIVAL OF REPRESENTATIONS, WARRANTIES,
COVENANTS AND AGREEMENTS		52
11.01	Survival	52
11.02	Exclusivity	53
11.03	Indemnification	53
11.04	Method of Asserting Claims	55
11.05	Manner of Payment and Letter of Credit	56

ARTICLE XII EMPLOYEE MATTERS		57
12.01	Employee Matters	57

ARTICLE XIII TERMINATION		58
13.01	Termination	58
13.02	Effect of Termination	58

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ARTICLE XIV MISCELLANEOUS		59
14.01	Notices	59
14.02	Expenses	59
14.03	Captions	60
14.04	Governing Law	60
14.05	Consent to Jurisdiction; No Jury Trial	60
14.06	Specific Performance	60
14.07	Entire Agreement	60
14.08	No Waiver	60
14.09	No Third Party Beneficiaries	60
14.10	Successors and Assigns	61
14.11	Severability	61
14.12	Counterparts	61
14.13	Construction	61

SCHEDULE A		63
EXHIBIT A		64
EXHIBIT B		65
EXHIBIT C		69
EXHIBIT D		70
EXHIBIT E		71
EXHIBIT F		73

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PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”), dated as of January 7, 2008, by and among Joy Global Inc., a Delaware corporation (“Purchaser”), NES Group, Inc., a Delaware corporation (“Parent”), and N.E.S. Investment Co., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent owns 100% of the capital stock of the Company (the “Shares”); and

WHEREAS, Purchaser, the Company, and Parent mutually desire that Purchaser acquire all of the Shares from Parent, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Purchaser requires, as a condition to Purchaser’s obligation to consummate the transactions contemplated by this Agreement, that Parent cause the Company to divest the Marine Group (as defined below), and that Parent and the Company cause the Subsidiaries (as defined below) to divest the Axle Business (as defined below).

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, and promises set forth in this Agreement, and intending hereby to be legally bound subject to the terms and conditions set forth in this Agreement, Purchaser, Parent and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

Capitalized words and phrases used and not otherwise defined in this Agreement shall have the following meanings:

Accounting Firm: shall have the meaning set forth in Section 2.04(c).

Affiliate: means any Person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning more than 10% of the voting securities of a second Person shall be deemed to control that second Person; provided, however, that for purposes of Sections 3.23, 7.04 or 7.05, the term Affiliate shall not include the outside directors of Continental Global listed on attached Schedule A.

Agreement: shall have the meaning set forth in the introductory paragraph.

Arbitration Submission: shall have the meaning set forth in Section 2.04(c).

Axle Business: means the axle products business of Continental Conveyor & Equipment Company, an indirect wholly-owned subsidiary of the Company, that manufactures and refurbishes wheels and axle systems for manufactured homes.

Axle Business Statements: shall have the meaning set forth in Section 3.05(a).

Backlog Report: shall have the meaning set forth in Section 3.26.

Balance Sheet Date: shall have the meaning set forth in Section 3.05(a).

Business: means the business of the Company and the Subsidiaries designing, developing, manufacturing, assembling, marketing, selling, servicing and providing bulk material conveyor systems and components throughout the world.

Business Day: means any other day than Saturday, Sunday or any day on which commercial banks in New York are authorized or required to close.

Cap: shall have the meaning set forth in Section 11.03(c).

Claim Notice: means written notification pursuant to Section 11.04(a) of a Third Party Claim as to which indemnity under Section 11.03(a) or 11.03(b) is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim against the Indemnifying Party under Section 11.03(a) or 11.03(b), together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such Third Party Claim.

Cleanup: means all actions required by Environmental Laws to: (i) remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

Closing: shall have the meaning set forth in Section 2.03.

Closing Date: shall have the meaning set forth in Section 2.03.

Closing Date Net Equity: means the value of Net Equity on the Closing Date, after giving effect to the transactions contemplated hereby and calculated in accordance with Exhibit B.

Closing Date Net Equity Target: means $85,526,000.

Closing Payment: shall have the meaning set forth in Section 2.02.

COBRA: means the Consolidated Omnibus Budget Reconciliation Act of 1986, codified at Part 6 of Title I of ERISA and section 4980B of the Code, and similar applicable state Laws.

Code: means the Internal Revenue Code of 1986, as amended.

Company: shall have the meaning set forth in the introductory paragraph.

Company Employee: means any current or former employee, director, officer or consultant of the Company or any Subsidiary.

Company Financial Statements: shall have the meaning set forth in Section 3.05(a).

Confidentiality Agreement: shall have the meaning set forth in Section 7.02(b).

Continental Global: means Continental Global Group, Inc., a Delaware corporation and a wholly-owned Subsidiary of the Company.

Continuing Employee: shall have the meaning set forth in Section 12.01.

Contract: means any agreement, license, sublicense, sales order, purchase order, commitment, lease, evidence of Indebtedness, mortgage, indenture, security agreement or other contract, instrument, understanding or arrangement, oral or written, that is binding on any Person or any of its property under applicable Laws.

Deductible: shall have the meaning set forth in Section 11.03(c).

Dispute Period: means the period ending 30 days following receipt by an Indemnifying Party of either a Claim Notice or an Indemnity Notice.

Due Diligence Review: shall have the meaning set forth in Section 5.02.

Due Diligence Review Period: shall have the meaning set forth in Section 5.02.

Environment: means any and all environmental media, including ambient and indoor air, land, soil, surface or subsurface strata, surface water, drinking water, ground water, wetlands and sediment.

Environmental Claim: means any claim, action, cause of action, administrative proceeding, investigation or notice by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resource damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (i) the presence, or Release into the Environment, of a Hazardous Substance at any location, whether or not owned or operated by the Company or any Subsidiary, or (ii) circumstances forming the basis of any violation or alleged violation of, or any liability under, any Environmental Law.

Environmental Laws: means all federal, state, local and foreign Laws (including common law) relating to the Environment, pollution, protection or restoration of the Environment, or human health and safety, including without limitation, laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Substances or otherwise relating to the manufacture, generation, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and such Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

ERISA: means the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate: means any Person which is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliate service group” with the Company as such terms are defined in Section 414(b), (c), (m) or (o) of the Code.

Exchange Act: means the Securities Exchange Act of 1934, as amended.

Federal Income Tax: means any Tax imposed under Subtitle A of the Code.

Final Determination: means (i) with respect to Federal Income Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an IRS Form 870-AD, and (ii) with respect to Taxes other than Federal Income Taxes, any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended Tax Returns or appeals from adverse determinations).

Final Financial Adjustment Notice: shall have the meaning set forth in Section 2.04(b).

Financial Statements: shall have the meaning set forth in Section 3.05(a).

Forecast: shall have the meaning set forth in Section 3.29.

GAAP: means United States generally accepted accounting principles, as consistently applied by the Company and its Subsidiaries.

Governmental or Regulatory Authority: means any government, quasi-governmental authority, court, tribunal, arbitrator, authority, regulatory body, agency, commission, official or other instrumentality and any supranational organization of sovereign states exercising such function for such sovereign states of the United States or any foreign country or any domestic or foreign state, county, city or other political subdivision exercising executive, legislative or judicial authority.

Hazardous Substances: means, whether naturally occurring and whether alone or in combination, (i) any petrochemical or petroleum products, radioactive materials, asbestos or asbestos-containing materials, lead-based paint, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials or substances defined by any Environmental Law as, or included in the definition of, “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (iii) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated or potentially regulated by any applicable Environmental Law, or whose presence at some quantity requires investigation, notification or remediation, or could give rise to liability, under any Environmental Law.

Indebtedness: of any Person means all obligations (i) of such Person (A) for borrowed money, (B) evidenced by notes, bonds, debentures, letters of credit, drafts or similar instruments, (C) for the deferred purchase price of goods or services, (D) under capital leases, (E) accrued interest with respect to any of the items described in clauses (A) through (D) above, or (F) in the nature of guarantees of the obligations described in clauses (A) through (E) above of any other Person, or (ii) of any Person secured by a Lien on the property or assets of such first Person. For purposes of this Agreement, the term Indebtedness shall not include bonds, performance guarantees, letters of credit posted in favor of customers of the Business in the ordinary course of business to support project completion or warranty obligations. Exhibit A sets forth all such bonds, performance guarantees, letters of credit and similar instruments outstanding as of December 19, 2007.

Indemnified Party: means any Person claiming indemnification under any provision of Article X or XI.

Indemnifying Party: means any Person against whom a claim for indemnification is being asserted under any provision of Article X or XI.

Indemnity Notice: means written notification pursuant to Section 11.04 of a claim for indemnity under Article XI by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such claim.

Intellectual Property: means all of the following which are used to conduct the business of the Company or any Subsidiary as presently conducted: (i) all copyrights, including without limitation all registrations and applications therefor; (ii) all patents and industrial designs, including without limitation any continuations, divisionals, continuations-in-part, renewals, reissues and applications therefor; (iii) all computer programs (whether in source code or object code form), databases, compilations and data, and all documentation related to any of the foregoing; (iv) all trademarks, service marks, trade names and domain names, and all registrations and applications relating to any of the foregoing; and (v) all trade secrets (as defined under applicable Law), know-how, inventions, and other proprietary processes and intellectual property rights.

Interim Balance Sheet: shall have the meaning set forth in Section 3.05(a).

Interim Financial Statements: shall have the meaning set forth in Section 3.05(a).

IRS: means the Internal Revenue Service.

Laws: means all laws, common law, statutes, rules, regulations, ordinances, constitutions, treaties, compacts, directives, codes, Orders, Permits, authorizations, variances, rules, judicial decisions, governmental agreements and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

Lease: shall have the meaning set forth in Section 3.15(b).

Legal Proceeding: means any civil, criminal, judicial, administrative or arbitral actions, suits, audits, hearings, litigation, proceedings (public or private), claims, investigations or governmental proceedings.

Letter of Credit: shall have the meaning set forth in Section 11.05(b).

Liabilities: means any and all debts, liabilities, commitments and obligations required by GAAP to be reflected in the financial statements or disclosed in the notes thereto.

Liens: means any mortgage, pledge, assessment, security interest, lease, lien, equity, adverse claim, levy, charge, obligation or other encumbrance, of every kind and character.

Loss: means any and all Liabilities, damages, fines, penalties, deficiencies, Taxes, losses and expenses (including without limitation interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or any claim, default or assessment).

Marine Group: means ARB Marine Group, Inc., Coastal Charter Corp., Imperial Operations, Inc., and their respective direct and indirect subsidiaries, each of which is a direct or indirect subsidiary of the Company as of the date of this Agreement.

Material Adverse Effect: means any change, effect, event, circumstance, occurrence, state of facts or development that (i) results or is reasonably likely to result in a reduction in annual EBIT (earnings before interest and taxes) of Continental Global and its Subsidiaries, on a consolidated basis, of $10 million or more, or (ii) is a material impairment of or delay in the ability of Parent and the Company to perform their obligations hereunder and consummate the transactions contemplated hereby.

Net Equity: means the difference between (i) the combined assets of the Company and the Subsidiaries (net of any appropriate inter-company eliminations) and (ii)

the combined Liabilities of the Company and the Subsidiaries (net of any appropriate inter-company eliminations), determined in accordance with GAAP as consistently applied by the Company. Net Equity shall be calculated in a manner consistent with the accounting principles and example set forth in Exhibit B.

Notice of Disagreement: shall have the meaning set forth in Section 2.04(b).

Order: means any writ, judgment, decree, injunction, award, settlement or stipulation, decision, determination, ruling, subpoena or verdict or similar order entered, issued, made or rendered by any Governmental or Regulatory Authority (in each such case whether preliminary or final).

Ordinary course of business: means a referenced action or transaction is usual or customary in the practice of the Business or its industry.

Owned Real Property: shall have the meaning set forth in Section 3.15(a).

Parent: shall have the meaning set forth in the introductory paragraph.

Permit: means all licenses, permits, orders, consents, approvals, registrations, authorizations, qualifications and filings with and under all Laws and Governmental or Regulatory Authorities.

Permitted Liens: means (i) Liens securing the liens of materialmen, carriers, landlords and like persons, all of which are not yet due and payable, (ii) Liens for taxes not yet due and payable and for which appropriate reserves have been established in accordance with GAAP, (iii) Liens that do not materially adversely affect the use or value of the asset(s) to which they attach, (iv) the Liens, claims or other encumbrances reflected in the Interim Financial Statements, and (v) Liens with respect to assets and properties disposed of, or subject to purchase or sales orders, in the ordinary course of business since the Balance Sheet Date.

Person: means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

Plan: means any pension, profit-sharing or other retirement, bonus, deferred compensation, incentive compensation, equity purchase, equity appreciation, restricted equity, equity option or other equity-based (whether real or phantom), vacation pay, sick pay, severance or termination pay, retention, disability, death benefit, employment, consulting, independent contractor, director, retention, hospitalization, fringe benefit, medical, dental, vision, life or other insurance or other plan, program, policy, agreement, arrangement or Contract established, maintained, contributed to or required to be established, maintained or contributed to by the Company, a Subsidiary or any ERISA Affiliate, in each case, providing or intended to provide benefits to any Company Employee, and in each case whether written or oral, informal or formal, and subject to ERISA or not.

Post-Closing Payment: shall have the meaning set forth in Section 2.04(b).

Post-Closing Payment Amount: means the absolute value of the Closing Date Net Equity minus the Closing Date Net Equity Target.

Post-Closing Review: shall have the meaning set forth in Section 2.04(a).

Post-Closing Tax Period: means all taxable periods (or portions thereof) beginning after the Closing Date.

Pre-Closing Tax Period: means all taxable periods (or portions thereof) ending on or before the Closing Date.

Property Taxes: shall have the meaning set forth in Section 10.02(b).

Proposed Financial Adjustment Notice: shall have the meaning set forth in Section 2.04(a).

Purchase Price: shall have the meaning set forth in Section 2.02.

Purchaser: shall have the meaning set forth in the introductory paragraph.

Purchaser Indemnified Parties: shall have the meaning set forth in Section 11.03(a).

Purchaser Indemnitees: shall have the meaning set forth in Section 10.02(a).

Purchaser Plan: shall have the meaning set forth in Section 12.01.

Reasonable Resolution: means with respect to Cleanup or any other claim by Purchaser under any Environmental Law the methods permitted under applicable Environmental Laws determined from the view of a reasonable business person acting without regard to the availability of indemnification to achieve compliance with Environmental Laws in a reliable and timely manner; provided, however, that, in each case, the methods are approved by or otherwise acceptable to all applicable Governmental or Regulatory Authorities and reasonably acceptable to the property owner. The Reasonable Resolution shall include, where appropriate, the use of risk-based remedies, institutional or engineering controls, or deed restrictions, provided those measures do not: (i) materially interfere with or increase the costs of the Business at or upon the Owned Real Property as conducted on the Closing Date; or (ii) materially restrict the ability to use, or materially increase the costs to use, the Owned Real Property as used on the Closing Date or for other industrial uses.

Release: means any accidental or intentional releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing or dumping into the Environment.

Representatives: means any officer, director, principal, agent, stockholder, source of financing, investment banker, employee, counsel, consultant, independent auditor or other representative of a Person.

Schedules: means the disclosure schedules and related exhibits attached thereto of Purchaser, Parent or the Company, as the case may be, delivered with this Agreement.

SEC: means the United States Securities and Exchange Commission.

SEC Documents: shall have the meaning set forth in Section 3.21.

Securities Act: means the Securities Act of 1933, as amended.

Seller Indemnified Parties: shall have the meaning set forth in Section 11.03(b).

Shares: shall have the meaning set forth in the Recitals.

Straddle Period: shall have the meaning set forth in Section 10.02(b).

Subsidiary or Subsidiaries: means, with respect to the Company, any corporation, limited liability company, partnership, joint venture or any other entity of which the Company (either alone or through or together with any other subsidiary), owns, directly or indirectly, securities or other interests the holders of which are generally entitled to at least 50% of the vote for the election of the board of directors or other similar governing body of such corporation or other legal entity, or otherwise having the power to direct the business and policies of such corporation or other legal entity.

Tax or Taxes: means all Federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, premium, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative minimum, occupation, recapture and other taxes, and including all interest, penalties and additions imposed with respect to such amounts, and all amounts payable pursuant to any agreement or arrangement with respect to Taxes.

Tax Benefit: shall have the meaning set forth in Section 10.02(e).

Tax Claim: shall have the meaning set forth in Section 10.07(a).

Tax Payment Agreement: means the Tax Payment Agreement, dated as of September 27, 2007, by and among the Company, Continental Global, Continental Conveyor & Equipment Company, and Goodman Conveyor Company.

Tax Returns: means all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

Taxing Authority: means the IRS and any other domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

Third Party Claim: shall have the meaning set forth in Section 11.04(a).

Third Party Transaction: shall have the meaning set forth in Section 7.03.

To the knowledge of Parent and the Company: means the actual conscious knowledge of the Chairman, Vice Chairman, Chief Executive Officer and Chief Financial Officer of Continental Global and the Vice President - Treasurer of Parent after reasonable inquiry of the President, Managing Director and Chief Financial Officer (or equivalent thereto) of each Subsidiary.

Transfer Tax: shall have the meaning set forth in Section 10.06.

Transition Services Agreement: means that certain transition services agreement relating to transition services to be provided by Continental Conveyor & Equipment Company to the Axle Business following the Closing, in a form reasonably agreed to by Purchaser and Parent.

ARTICLE II

SALE AND PURCHASE OF SHARES; CLOSING

2.01       Sale and Purchase of Shares. Subject to the terms and conditions of this Agreement, at the Closing, Parent shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Parent, all of the right, title and interest of Parent in and to the Shares free and clear of any and all Liens and restrictions on transfer of any kind.

2.02       Purchase Price and Payment. In consideration for the sale and transfer of the Shares to Purchaser by Parent, at the Closing Purchaser shall pay an aggregate amount in cash equal to Two Hundred Seventy Million Dollars ($270,000,000) minus any Indebtedness of the Company and the Subsidiaries outstanding at the Closing (the “Closing Payment”), by wire transfer of immediately available funds to an account designated by Parent in writing not less than two Business Days prior to the Closing Date. The Closing Payment plus or minus any Post-Closing Payment Amount made by Purchaser in accordance with the terms and subject to the conditions set forth in Section 2.04 shall be deemed to be the “Purchase Price” for the purposes of this Agreement.

2.03       Closing. The closing of the sale and purchase of the Shares hereunder (the “Closing”) shall take place at the offices of Squire, Sanders & Dempsey L.L.P., in Cleveland, Ohio (or such other place as the parties may agree), on January 31, 2008, provided that each of the conditions specified in Articles VIII and IX of this Agreement has been waived or satisfied as provided in such Articles, or on such other date as the parties hereto may agree. The date on which the Closing shall occur is referred to in this Agreement as the “Closing Date.” The Closing shall be deemed to have occurred at 12:01 a.m. on the Closing Date, such that Purchaser shall be deemed the owner of the Shares on and after the Closing Date.

2.04       Post-Closing Payment. Following the Closing, a payment may be required to be paid by Purchaser to Parent, or by Parent to Purchaser, as provided in this Section 2.04.

(a) Within 90 days following the Closing Date, Purchaser shall review the Company’s books to determine the Closing Date Net Equity (the “Post-Closing Review”). Parent shall cooperate with Purchaser after the Closing Date in furnishing information, documents, evidence and other assistance to Purchaser to facilitate the completion of the Post-Closing Review within the aforementioned time period. Within 5 Business Days following the end of the 90-day period referred to above, Purchaser shall deliver a written notice (the “Proposed Financial Adjustment Notice”) to Parent setting forth (x) the determination made by Purchaser of the Closing Date Net Equity, and (y) the Post-Closing Payment Amount that would be required as a result of Purchaser’s determination. Purchaser shall cooperate with Parent to assist in Parent’s review of the Proposed Financial Adjustment Notice and, if requested by Parent, Purchaser and its Representatives shall meet in person with Parent to discuss the Proposed Financial Adjustment Notice.

(b) The Proposed Financial Adjustment Notice shall become final and binding upon the parties on the 30th day following delivery thereof (except as further adjusted pursuant to Section 2.04(c) below, the “Final Financial Adjustment Notice”), unless Parent provides written notice of its disagreement with the Proposed Financial Adjustment Notice (a “Notice of Disagreement”) to Purchaser prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted (or identify additional information reasonably required by Parent from Purchaser to evaluate the determination made by Purchaser in the Proposed Financial Adjustment Notice). If a Notice of Disagreement is not timely delivered, and the Closing Date Net Equity is greater than the Closing Date Net Equity Target, then Purchaser shall promptly, in any event within 3 Business Days of the expiration of the aforementioned 30-day period, deliver to Parent cash in immediately available funds in the amount of the Post-Closing Payment Amount. The cash payment required to be made by Purchaser to Parent in accordance with the preceding sentence or, if applicable, the first sentence of Section 2.04(d), is referred to herein as the “Post-Closing Payment”. If a Notice of Disagreement is not timely delivered and the Closing Date Net Equity is less than the Closing Date Net Equity Target, then Parent shall promptly, and in any event within 3 Business Days of the expiration of such 30-day period, deliver to Purchaser cash in immediately available funds in an amount equal to the Post-Closing Payment Amount.

(c) If a Notice of Disagreement is received by Purchaser in a timely manner, then the Proposed Financial Adjustment Notice (as revised in accordance with this sentence) shall become final and binding upon Parent and Purchaser on the earlier of (i) the date Parent and Purchaser resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement, and (ii) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the 14-day period following the timely delivery of a Notice of Disagreement, Parent and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. Within 5 Business Days after the end of such 14-day period, Parent and Purchaser shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration, in accordance with the standards set forth in this Section 2.04, only matters that remain in dispute and were properly included in the Notice of Disagreement in accordance with this Section 2.04, in the form of a written brief (an “Arbitration Submission”). The Accounting Firm shall be Deloitte & Touche USA LLP, or if such firm is unable or unwilling to act, such other nationally-recognized independent public accounting firm as shall be agreed upon by Parent and Purchaser in writing. If an Arbitration Submission is not timely delivered by a party, then the matters in dispute shall be resolved against such party. Parent and Purchaser shall use reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within 30 days of the receipt of the Arbitration Submissions. The Accounting Firm’s decision shall be based solely on the Arbitration Submissions submitted by Parent and Purchaser and their respective Representatives and not by independent review. The Accounting Firm shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. The resolution of disputed items by the Accounting Firm shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover against Parent or Purchaser, as applicable. The costs and expenses of the Accounting Firm shall be allocated equally between Purchaser and Parent. The Proposed Financial Adjustment Notice, as revised by the Accounting Firm’s resolution of any disputed items, shall be the Final Financial Adjustment Notice.

(d) If the Final Financial Adjustment Notice (as revised in accordance with Section 2.04(c) above) results in the Closing Date Net Equity being greater than the Closing Date Net Equity Target, then Purchaser shall promptly, and in any event within 3 Business Days of such Final Financial Adjustment Notice becoming final, deliver to Parent cash in immediately available funds in the amount of the Post-Closing Payment Amount. If the Final Financial Adjustment Notice (as revised in accordance with Section 2.04(c) above) results in the Closing Date Net Equity being less than the Closing Date Net Equity Target, then Parent shall promptly, and in any event within 3 Business Days of such Final Financial Adjustment Notice becoming final, deliver to Purchaser cash in immediately available funds in an amount equal to the Post-Closing Payment Amount.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE COMPANY

Except as set forth in the Schedules, each of Parent and the Company, jointly and severally, represents and warrants to Purchaser as of the date hereof and as of the Closing Date, as set forth below.

3.01	Organization and Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being and as heretofore conducted. The Company is duly qualified and licensed or otherwise authorized to transact business and is in good standing as a foreign corporation in each jurisdiction in which such qualification or license is required by Law, except for jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to be material.

(b) The Company has previously provided to Purchaser true and complete copies of its Certificate of Incorporation, By-Laws and any other governing instruments of the Company as presently in effect. The Company is not in default in the performance, observation or fulfillment of its Certificate of Incorporation, By-Laws or other governing instruments, and no amendments to the Company’s Certificate of Incorporation or By-Laws are currently pending.

(c) The minute books, stock records and other corporate records of the Company and the Subsidiaries are complete and accurate in all material respects and contain all material resolutions and other appropriate documents ratifying the actions of the Company and the Subsidiaries to the date of this Agreement. Parent, the Company and the Subsidiaries have made all such documents available for review and inspection by Purchaser and its Representatives.

3.02	Authority to Execute and Perform Agreements.

(a) Parent has the requisite corporate power and authority and full legal capacity to enter into, execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite actions or proceedings required to be taken by Parent have been taken.

(b) The Company has the requisite corporate power and authority and full legal capacity to enter into, execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by Parent as sole stockholder of the Company and all requisite actions or proceedings required to be taken by the Company have been taken.

(c) No other action (stockholder, corporate or otherwise) on the part of Parent or the Company is necessary to consummate, execute, deliver or perform this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and the Company and constitutes a valid and binding obligation of Parent and the Company, enforceable against Parent and the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or Law).

3.03	Capitalization and Title to Shares.

(a) Parent owns 100% of the Shares. The Shares are owned directly, beneficially and of record, free and clear of any and all Liens. All Shares have been duly authorized and are validly issued, fully paid, and nonassessable and were not issued in violation of the preemptive rights of any Person. Other than the Shares, no class of interests in or equity interests of the Company is authorized or outstanding.

(b) Except for this Agreement, there are no outstanding rights, subscriptions, warrants, calls, preemptive rights, options, claims, subscriptions, convertible or exchangeable securities or other arrangements or agreements of any kind (contingent or otherwise) pursuant to which Parent or the Company is or may become obligated to issue, sell, transfer, otherwise dispose of, register, purchase, return or redeem any equity interest in or other securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any equity interest in or other securities of the Company and no equity interests of the Company are reserved for issuance for any purpose. There are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the Shares. Neither Parent nor the Company is a party to any agreement relating to the issuance, sale, redemption, transfer, acquisition or other disposition of the Shares.

3.04	Subsidiaries.

(a) Schedule 3.04(a) sets forth: (i) the name of each Subsidiary; (ii) the number and type of the authorized, issued and outstanding equity securities of each Subsidiary, a list of the holders thereof and the percentage ownership interest of the Company in each Subsidiary; (iii) the jurisdiction of incorporation or organization of each Subsidiary; (iv) the names of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.

(b) Each Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of its respective state or jurisdiction of incorporation or organization with full corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being and as heretofore conducted. Each Subsidiary is duly qualified and licensed to do business and in good standing as a foreign corporation in each jurisdiction in which such qualification or license is required by Law, except for jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to be material. The Company has previously provided to Purchaser true and complete copies of the charter, by-laws or other governing instruments of each Subsidiary as presently in effect. No Subsidiary is in default in the performance, observation or fulfillment of its charter, by-laws or other organizational documents, and no amendments of any such charter, by-laws or governing instruments are currently pending. All of the issued and outstanding shares of capital stock of each Subsidiary have been duly authorized and are validly issued, fully paid, and nonassessable and were not issued in violation of the preemptive rights of any Person. All shares of each Subsidiary are owned directly, beneficially and of record by either the Company or a Subsidiary free and clear of any and all Liens. Except for this Agreement, there are no outstanding rights, subscriptions, warrants, calls, preemptive rights, options, claims, subscriptions, convertible or exchangeable securities or other arrangements or agreements of any kind (contingent or otherwise) pursuant to which Parent, the Company or any Subsidiary is or may become obligated to issue, sell, transfer, otherwise dispose of, register, purchase, return or redeem any equity interest in or other securities of any Subsidiary or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any equity interest in or other securities of any Subsidiary and no securities of any Subsidiary are reserved for issuance for any purpose. There are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the securities of any Subsidiary. None of Parent, the Company or the Subsidiaries is a party to any agreement relating to the issuance, sale, redemption, transfer, acquisition or other disposition of the securities of any Subsidiary.

(c) Except for the Subsidiaries, neither the Company nor any Subsidiary owns, directly or indirectly, any equity participation or similar interest in any Person, and neither the Company nor any Subsidiary is a party to any partnership, limited liability company, joint venture, trust or similar agreement.

3.05	Financial Statements.

(a) The Company has previously delivered to Purchaser (i) the audited financial statements (balance sheet, statement of operations and statement of cash flows) of Continental Global and its Subsidiaries for the fiscal years ended December 31, 2006 and December 31, 2005 and the notes thereto (collectively, the “Financial Statements”), (ii) the unaudited interim consolidated balance sheet of Continental Global and its Subsidiaries for the periods ended March 31, 2007, June 30, 2007, and September 30, 2007 (the September 30, 2007 balance sheet being referred to herein as the “Interim Balance Sheet” and the date thereof being the “Balance Sheet Date”) and related consolidated statements of income and cash flows for the periods then ended (together with the Interim Balance Sheet, the “Interim Financial Statements”). All of such financial statements referred to in this Section 3.05 are collectively referred to herein as the “Company Financial Statements.” The statements for the Axle Business, each as of September 30, 2007, and attached as Exhibit C (the “Axle Business Statements”), (i) were prepared from the books and records of Continental Global, and (ii) are true and accurate in all material respects.

(b) All Company Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods referenced above (except as otherwise noted therein and subject, in the case of the Interim Financial Statements, to the absence of footnotes), (ii) have been prepared from, and are in accordance with, the books and records of the Company and the Subsidiaries, and (iii) present fairly the financial position and the results of operations of the Company and the Subsidiaries (taken as a whole or pro forma as applicable) as of the dates and for the periods indicated.

(c) The Company does not prepare (or have prepared on its behalf) financial statements (balance sheet, statement of operations or statement of cash flows) reflecting the combined or consolidated operations of its Subsidiaries. As of the Closing, the Company will own no assets and have no Liabilities other than the capital stock of its Subsidiaries.

(d) For those periods covered by the applicable SEC Documents, the principal executive and principal financial officers of Continental Global were responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for Continental Global and its Subsidiaries and such officers had (i) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the Company and the Subsidiaries was made known to them by others within those entities; (ii) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in the required SEC Documents their conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by such SEC Document based on such evaluation; and (iii) disclosed in the required SEC Documents any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that had materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Since June 30, 2007, there have been no material changes to the disclosure controls and procedures of Continental Global and its Subsidiaries.

3.06       As at the Balance Sheet Date, neither the Company nor any of the Subsidiaries has any Liabilities other than Liabilities (i) adequately reflected or reserved against on the Interim Balance Sheet, (ii) incurred since the Balance Sheet Date in the ordinary course of business, or (iii) disclosed in this Agreement.

3.07	No Material Chanes.

(a) Since the Balance Sheet Date, there has not been, with respect to Parent, the Company or any of the Subsidiaries, any change, event, occurrence or circumstance that was, or would reasonably be expected to be, material.

(b) Since the Balance Sheet Date, neither the Company nor any Subsidiary has received any notice of termination of any contract, lease or other agreement, the termination of which was, or would reasonably be expected to be, individually or in the aggregate, material, or suffered any damage, destruction or Loss, whether or not covered by insurance, that was, or would reasonably be expected to be, individually or in the aggregate, material.

(c) Except as set forth in Schedule 3.07(c), since the Balance Sheet Date, neither the Company nor any Subsidiary has:

(i)           entered into, relinquished, terminated or effected a material modification of, any Contract or other right having a value of or involving aggregate payments in excess of $2,000,000;

(ii)          redeemed or acquired any of its capital stock or equity interests or declared, set aside, or paid any dividend or distribution of any kind with respect to any of its shares of capital stock or equity interests;

(iii)         amended the Company’s Certificate of Incorporation, By-Laws or other governing instruments, or the charter, by-laws or other governing instruments of any Subsidiary;

(iv)         made any increase in compensation, bonus or other benefits payable or to become payable to any Company Employee, other than regularly scheduled increases in salary or wages in the ordinary course of business consistent with past practice, or made any grants of any equity or equity-based awards, including with respect to any capital stock, phantom equity interests, or rights to acquire capital stock or other equity interests of the Company or any Subsidiary;

(v)          granted any severance or termination pay or rights to any Company Employee or increased the benefits payable under existing severance or termination pay policies or employment agreements;

(vi)         established, adopted, entered into, amended or terminated any Plan (other than as may be required by the terms of an existing Plan or as may be required by applicable law or in order to qualify under Sections 401 and 501 of the Code), or any new employment or consulting arrangement providing for annual compensation over $100,000;

(vii)       adopted or changed any accounting method, policy or practice, or any depreciation or amortization policy or rate, except as required by GAAP;

(viii)      made any loan or advance of money or other property to any Person;

(ix)         made any capital expenditure or commitments therefor or any other commitments, except in the ordinary course of business;

(x)          acquired, sold, abandoned, leased, assigned or otherwise disposed of any assets, rights or properties except in the ordinary course of business;

(xi)         made any changes in its selling, distribution, advertising, promotion, terms of sale or collection, purchase or payment practices;

(xii)       borrowed or guaranteed any amount, or incurred, assumed or become subject to, or paid or discharged any Liability, except for Liabilities incurred, paid or discharged in the ordinary course of business;

(xiii)      mortgaged, pledged or subjected to any Lien, any portion of its assets, rights or properties (except for Permitted Liens);

(xiv)      entered into any partnership, joint venture or similar agreement;

(xv)        written down the value of any work in progress, or written off as uncollectible any notes or accounts receivable, except write-downs and write-offs in the ordinary course of business;

(xvi)      received any notice of any new labor union organizing activity, any actual or threatened employee strikes, work stoppages, slowdowns or lockouts, or any material adverse change in its relations with any of its employees, agents, partners or other co-owners in any venture, customers, suppliers, consultants, subcontractors or independent contractors;

(xvii)     extended or granted any warranties, except in the ordinary course of business;

(xviii)    suffered any extraordinary Losses, waived any rights of material value, or settled or compromised any material litigation;

(xix)      issued, sold or transferred any of its (i) capital stock, other equity securities or securities containing equity features, or (ii) securities, options or other rights to acquire its capital stock, other equity securities or securities containing equity features;

(xx)	entered into any material transaction;

(xxi)      entered into any agreement, arrangement or understanding to do any of the foregoing; or

(xxii)     made, changed, or revoked any Tax election, filed any amended Tax Return, entered into any Tax closing agreement or settlement, consented to any Tax Claim or assessment, incurred any obligation to make any payment of, or in respect of, any Taxes, except in the ordinary course of business, or agreed to extend or waive the statutory period of limitations for the assessment or collection of Taxes.

3.08	Tax Matters. Except as set forth in Schedule 3.08:

(a) All Tax Returns required to have been filed by or with respect to the Company or the Subsidiaries have been, and with respect to Tax Returns due between the date of this Agreement and the Closing Date will be, duly and timely filed (including any extensions validly obtained). All such Tax Returns are, and with respect to Tax Returns due between the date of this Agreement and the Closing Date will be, true, complete and accurate in all material respects. All Taxes required to be paid by the Company and the Subsidiaries have been timely paid.

(b) Neither the Company nor any Subsidiary is a party to any agreement extending the time within which to file any Tax Return.

(c) The Company and the Subsidiaries have each withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor or independent contractor.

(d) There is no assessment or, to the knowledge of Parent and the Company, proposed assessment by any Taxing Authority for additional Taxes against or in respect of the Company or any Subsidiary for any past period and neither the Company nor any Subsidiary has received any correspondence regarding such assessments or proposed assessments. There is no dispute or claim concerning any Tax liability of the Company or any Subsidiary either (i) pending, or to the knowledge of Parent and the Company, threatened by any Taxing Authority or (ii) of which the Company or any Subsidiary is otherwise aware. There are no liens for Taxes upon the assets or properties of the Company or any Subsidiary other than liens for Taxes not yet due. No audit or other proceedings by any Taxing Authority is pending or, to the knowledge of Parent or the Company, threatened with respect to any Taxes due from or with respect to the Company or any Subsidiary. Each deficiency resulting from any audit or examination by any Taxing Authority with respect to any Taxes owed by the Company or any Subsidiary has been timely paid. No issues with respect to any audit or examination of Parent (to the extent related to the Company or any Subsidiary), the Company or any Subsidiary, as the case may be, were raised by the relevant Taxing Authority in any completed audit or examination that can reasonably be expected to recur in a later taxable period. The Company has delivered to Purchaser all federal, state, local and foreign income Tax Returns filed by, and all Tax examination reports and statements of deficiencies assessed against or agreed to by, the Company or any Subsidiary with respect to any taxable period for which the applicable statute of limitations has not expired.

(e) There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax Returns required to be filed by, or with respect to, any Tax assessment or deficiency affecting the Company or any Subsidiary.

(f) Neither the Company nor any Subsidiary has any liability for the Taxes of any other Person (other than the Company or any Subsidiary) or entity (i) under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, or (iii) by contract or otherwise.

(g) Except as contemplated hereunder, neither the Company nor any Subsidiary is a party to or bound by any obligations under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

(h) Neither the Company nor any Subsidiary was included or is includable in the Tax Return of any affiliated, consolidated, combined, unitary or similar group of corporations other than the one in which the Company is the common parent.

(i) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) change in method of accounting for a Pre-Closing Tax Period under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax law), (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date other than prepaid amounts received in the ordinary course of business.

(j) No power of attorney with respect to any Taxes has been executed or filed with any Taxing Authority by or on behalf of the Company or any Subsidiary.

(k) Neither the Company nor any Subsidiary is a party to any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4.

(l) Schedule 3.08(l) sets forth each state, county, local, municipal or foreign jurisdiction in which the Company or any Subsidiary files, or is or has been required to file, a Tax Return relating to state and local income, franchise, license, excise, net worth, property or sales and use Taxes or is or has been liable for any Taxes on a “nexus” basis at any time for a taxable period for which the applicable statutes of limitation have not expired.

(m) The Company has not been, at any time during the applicable time period set forth in Section 897(c)(1) of the Code, a United States real property holding company within the meaning of Section 897(c)(2) of the Code.

(n) No net operating loss carryforward, capital loss carryforward or similar tax attribute of the Company or the Subsidiaries is subject to a limitation under Section 382 or Section 383 of the Code or similar provision of applicable law.

3.09       Compliance with Laws. The Company, the Subsidiaries and the operation of their respective businesses as currently conducted are not in material violation of any applicable Law, Order or other requirement of any Governmental or Regulatory Authority. Since January 1, 2003, neither the Company nor any Subsidiary has received notice of, and there has not been, any material citation, fine or penalty imposed against the Company or any Subsidiary for any such violation or alleged violation.

3.10       No Breach. Except as set forth in Schedule 3.10, the execution, delivery and performance of this Agreement by Parent and the Company, the consummation by Parent and the Company of the transactions contemplated hereby, and the continued operation of the businesses of the Company and the Subsidiaries after the Closing Date on substantially the same basis as theretofore operated will not (i) conflict with, violate or result in the breach of any provision of the Company’s Certificate of Incorporation, By-Laws or other governing instruments, or the charter, by-laws or other governing instruments of any Subsidiary; (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of the effect of, or result in any liability or obligation under, or otherwise give any other contracting party the right to terminate, cancel or accelerate, or constitute (or with notice or lapse of time or both constitute) a default under, any material Contract to which the Company or any Subsidiary is a party or is subject or by which the Company or any of the Subsidiaries or any asset of the Company or any of the Subsidiaries, is bound; (iii) conflict with or result in a material violation or breach of any Permit, Law or Order applicable to Parent, the Company or any Subsidiary; or (iv) give rise to a right of termination, modification, cancellation or acceleration of any obligation or Loss of a benefit under, require any consent under, entitle any party to exercise any right of first refusal, first offer, preemptive right or other option right under or result in the creation of any Lien or other encumbrance on the assets, properties or securities of the Company or any of the Subsidiaries.

3.11       Consents and Approvals. Schedule 3.11 contains a true, complete and accurate list of each consent, approval or action of, filing with or notice to any Person on the part of Parent, the Company or any Subsidiary, that is required in connection with the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby or the continued operation of the business of the Company and the Subsidiaries after the Closing Date on substantially the same basis as theretofore operated.

3.12       Actions and Proceedings. There are no material outstanding Orders against Parent, the Company, any Subsidiary or any of their respective securities, assets or properties. Except as set forth in Schedule 3.12, there are no Legal Proceedings pending or, to the knowledge of Parent and the Company, threatened against Parent, the Company or any Subsidiary. To the knowledge of Parent and the Company, there is no investigation, fact, event or circumstance that was or is now in existence that reasonably could be expected to give rise to any action with respect to the Company or any Subsidiary that would reasonably be expected to be, individually or in the aggregate, material.

3.13       Contracts and Other Agreements. Schedule 3.13 contains a true, complete and accurate list (or summaries as to oral contracts) of all of the following Contracts to which the Company or any Subsidiary is a party or by which any of their assets or properties are bound:

(a) Contracts for the purchase or sale of services, materials, products or supplies which involve aggregate payments by the Company or any Subsidiary of more than $2,000,000 for each such Contract or involve aggregate payments to the Company or any Subsidiary of more than $2,000,000 for each such Contract;

(b) Contracts providing for stock or other equity options or stock or other equity purchases, bonuses, pensions, deferred or incentive compensation, retirement or severance payments, profit-sharing, insurance or other benefit plans or programs for any officer, consultant, director or employee of the Company or any of the Subsidiaries other than pursuant to the Plans;

(c) Contracts for construction or for the purchase, acquisition, sale or other disposition of (or right to acquire, sell or otherwise dispose of) real estate, improvements, fixtures, equipment, machinery and other items which under GAAP constitute capital expenditures and involve aggregate payments by the Company or any Subsidiary in excess of $2,000,000;

(d) Contracts under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rent exceeds $200,000;

(e) Contracts under which it is the lesser of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $200,000;

(f) Contracts relating in any way to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any portion of the Company’s or any Subsidiary’s assets in excess of $200,000;

(g) Guaranty of any obligation for borrowed money or other guaranty or surety or other Contract wherein the Company or any Subsidiary has agreed to be contingently or secondarily liable for the obligation of any Person (other than the Company or any Subsidiary);

(h) Contracts restricting the Company or any Subsidiary or any of their respective officers from engaging in any line of business or competing with any Person or entity or in any geographical area, or from using or disclosing any information in its possession;

(i)	Contracts with respect to any material Intellectual Property;

(j) Contracts providing for joint venture or collaboration agreements or other agreements involving a sharing of profits, revenue, cash flow or expenses of the Company or any Subsidiary;

(k) Contracts for services with any Company Employee and any such oral agreements which are not terminable at will by the Company or any Subsidiary;

(l)	Collective bargaining or other Contracts with any labor union;

(m) Contracts pursuant to which the Company or any Subsidiary is subject to material indemnification obligations;

(n) Contracts with respect to any completed or pending business acquisition, investment or disposition by the Company or any Subsidiary with respect to which any party thereto has continuing material obligations;

(o) Contracts between the Company or any of the Subsidiaries, on the one hand, and any of their Affiliates (other than the Company or a Subsidiary), on the other hand;

(p) Contracts between the Company or any of the Subsidiaries, on the one hand, and any Subsidiary that is not wholly-owned by the Company, on the other hand; and

(q) Contracts containing a provision involving a change of control of the Company or requiring the consent of a third party to such change of control.

True and complete copies of all Contracts (and all amendments, waivers or other modifications thereto) set forth in Schedule 3.13 have been furnished to Purchaser. Each of such Contracts is valid, subsisting, in full force and effect, binding upon the Company and/or a Subsidiary, as the case may be, and, to the knowledge of Parent and the Company, are binding upon the other parties thereto in accordance with their terms (subject in each case to the application of general principles of equity or by the effect of bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting creditors’ rights). None of Parent, the Company or any Subsidiary, nor, to the knowledge of Parent and the Company, any other party to any such Contract, is or is alleged to be in default under the terms thereof, nor does any condition exist that with notice or lapse of time or both would constitute a default thereunder, except, in each case, such defaults as would not, individually or in the aggregate, reasonably be expected to be material.

3.14       Bank Accounts and Powers of Attorney. Schedule 3.14 identifies all bank and brokerage accounts of the Company and each Subsidiary, whether or not such accounts are held in the name of the Company or Subsidiary, lists the respective signatories therefore and lists the names of all Persons holding a power of attorney from the Company or Subsidiary, together with a summary of the terms thereof.

3.15	Real Property.

(a) Schedule 3.15(a) is a true and complete list of all real property owned by the Company or any Subsidiary (collectively, the “Owned Real Property”). The Company or the relevant Subsidiary is the sole owner of good, valid, fee simple and marketable title to the Owned Real Property, including without limitation, all buildings, structures, fixtures and improvements located thereon, free and clear of any Liens, other than Permitted Liens. Neither the Company nor any Subsidiary is obligated under, or a party to, any option, right of first refusal or other contractual right to sell, assign or dispose of any Owned Real Property or any portion thereof.

(b) A true and complete copy of each real property lease to which the Company or any Subsidiary is a party (and any amendments or supplements thereto) (each, a “Lease”) has been delivered to Purchaser and each such Lease is listed on Schedule 3.15(b).

(c) With respect to each Lease: (i) such Lease is legal, binding, enforceable by the Company or the relevant Subsidiary and in full force and effect; (ii) subject in all instances to its terms, conditions, and provisions and the operation of law, such Lease will continue to be legal, binding, enforceable and in full force and effect following the consummation of the transactions contemplated hereby; (iii) to the knowledge of Parent and the Company, the Company is not in material breach or default under any such Lease, and to the knowledge of Parent and the Company, no other party to such Lease is in material breach or default, and no event has occurred that, with notice or lapse of time, would constitute a material breach or default by the Company or the relevant Subsidiary or, to the knowledge of Parent and the Company, any other party thereto, or permit termination, modification or acceleration by the lessor thereunder; (iv) there are no material disputes with respect to any such Lease; (v) neither the Company nor any Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold; and (vi) to the knowledge of Parent and the Company, all real property subject to such Lease has received all approvals of governmental and regulatory authorities required to be obtained by the Company or the relevant Subsidiary in connection with their operation thereof and, solely with respect to the premises demised unto the Company or a Subsidiary by such Lease, such leased premises have been operated by the Company or the relevant Subsidiary in all material respects in accordance with applicable laws.

3.16       Tangible Personal Property. The Company or a Subsidiary is in possession of and has good and marketable title to, or has valid leasehold interests in or valid rights to use, all tangible personal property which (a) is used in and individually or in the aggregate with other such property is material to the business of the Company and the Subsidiaries, taken as a whole, and (b) is reflected on the Company Financial Statements. All such tangible personal property is free and clear of all Liens, except for Permitted Liens. Such tangible personal property is generally in a condition adequate for the present uses to which it is being put.

3.17	Intellectual Property.
(a)	Schedule 3.17(a) sets forth a true and complete list of all:

(i)           patented and registered Intellectual Property, and pending patent applications or applications for registration of Intellectual Property, owned or filed by the Company or any Subsidiary;

(ii)          trade names and trademarks, service marks and copyrights owned or used by the Company or any Subsidiary;

(iii)        licenses of Intellectual Property to which the Company or any of the Subsidiaries is a party; and

(iv)	Contracts with respect to Intellectual Property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material:

(i)           the Company and the Subsidiaries own, or are licensed to use, all Intellectual Property used in and necessary for the conduct of their business as currently conducted and as presently contemplated to be conducted;

(ii)          (x) the Intellectual Property owned by the Company or any Subsidiary is valid, subsisting, and in full force and effect, (y) record ownership of the Intellectual Property owned by the Company or any Subsidiary is up to date, and (z) registrations and applications for Intellectual Property owned by the Company or any Subsidiary and for which registration or applications have been obtained or made have been duly maintained, are subsisting, in full force and effect, and have not been cancelled, expired, or abandoned;

(iii)        the Company and each Subsidiary has taken reasonable steps to preserve the confidentiality of its trade secrets, its confidential, proprietary manufacturing processes, formulas, recipes and other confidential, proprietary information;

(iv)         the use of Intellectual Property by the Company and the Subsidiaries does not infringe on or otherwise violate the rights of any third party, and, to the extent such Intellectual Property is licensed, the license fees that are currently due have been paid in full and its use is in accordance with the applicable license pursuant to which the Company acquired the right to use such Intellectual Property;

(v)          to the knowledge of Parent and the Company, no third party is challenging, infringing on or otherwise violating any right of the Company or any Subsidiary in the Intellectual Property;

(vi)         neither the Company nor any of the Subsidiaries has received notice of any pending, or, to the knowledge of Parent and the Company, threatened claim, order or proceeding with respect to any Intellectual Property used in and necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted and as presently contemplated to be conducted; and

(vii)       no Intellectual Property is being used or enforced by the Company or the Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any Intellectual Property used in and necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted.

3.18	Employee Benefit Plans.

(a) Schedule 3.18(a) contains a true and complete list of all Plans, with a description of any unwritten Plans. Prior to the date of this Agreement, the Company has provided to the Purchaser or made available to the Purchaser true and complete copies of (i) each Plan (including amendments since the most recent restatement) or the written description of any unwritten Plan; (ii) the annual reports (including Form 5500s and attached schedules) required to be filed with the IRS or the Department of Labor with respect to each Plan for the past three years; (iii) the most recent determination letter issued to, or opinion letter or ruling issued with respect to, each Plan that is intended to be qualified under Section 401(a) of the Code and any pending applications for a determination letter for such plans; (iv) copies of confirmations that each Plan that is intended to be qualified under Section 401(a) of the Code satisfied applicable nondiscrimination tests in each of the plan years for the past three years; (v) the most recent summary plan description (and any summaries of material modifications since the most recent summary plan description) for each Plan for which such a summary plan description is required and any summaries or other material communications distributed to participants for each Plan whether or not required to provide a summary plan description; (vi) all personnel, payroll and employment manuals and policies; (vii) each trust agreement, recordkeeping or other third-party agreement, insurance and group annuity Contract relating to any Plan; (viii) all notices that were given by the Company or any of its ERISA Affiliates or any Plan to the IRS, the Department of Labor or any other Governmental or Regulatory Authority relating to a Plan; and (ix) all notices that were given by the IRS, the Department of Labor or any other Governmental or Regulatory Authority to the Company or any of its ERISA Affiliates relating to any Plan.

(b) Each Plan that is intended to be qualified and exempt from federal income Taxes under Sections 401(a), 401(f) and 403(a) of the Code, respectively, has received a determination letter from the IRS to the effect that such Plan is so qualified. No event has occurred since any such determination letter was issued that could make the letter ineffective or otherwise jeopardize the tax-qualified status of any tax-qualified plan or otherwise cause the imposition of material liability, penalty or tax against the Company or any ERISA Affiliate. Each Plan intended to satisfy the requirements of Section 125 of the Code satisfies such requirements in all material respects.

(c) Except as set forth in Schedule 3.18(c),(i) no Plan is, has ever been or has ever been the successor or transferee of a “multiemployer plan” (as defined in Section 3(37) of ERISA), a “defined benefit plan” (as defined in Section 3(35) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA);(ii) neither the Company nor any of its ERISA Affiliates has any actual or potential, secondary or contingent liability to any Person under Title IV of ERISA;(iii) neither the Company nor any of its ERISA Affiliates has ever contributed to, been required to contribute to or withdrawn from any “multiemployer plan” (as defined in section 3(37) of ERISA), “multiple employer plan” (as defined in Section 413(c) of the Code) or “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). With respect to each defined benefit plan listed on Schedule 3.18, the Company has made available to Purchaser a true and complete copy of the most recently available actuarial valuation and the most recent statement of assets. No accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any such plan.

(d) Except as set forth in Schedule 3.18(d), neither the Company nor any of its ERISA Affiliates has ever established, maintained or contributed to, had any obligation to maintain or contribute to or had any liability with respect to any “voluntary employees’ beneficiary association” (within the meaning of section 501(c)(9) of the Code), any organization or trust described in Sections 501(c)(17) or 501(c)(20) of the Code or any “welfare benefit fund” described in Section 419(e) of the Code. Schedule 3.18(d) lists all Plans that are insured.

(e) The assets of each funded Plan consist of cash or actively traded securities.

(f) Except to the extent required by COBRA, neither the Company nor any of its ERISA Affiliates has offered or become obligated to provide post-termination health, life insurance or other welfare benefits.

(g) Each Plan is, has been, and as of the Closing Date will be, operated and administered in material compliance with applicable Law (including ERISA, the Code and applicable state Laws).

(h) Each Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in accordance with a “good faith, reasonable interpretation” of Section 409A of the Code. Neither the Company nor any of its Subsidiaries has any contractual obligations to any Company Employee with respect to any Tax that may be imposed under Section 409A of the Code.

(i) Neither the Company nor any of its ERISA Affiliates has breached any fiduciary duty with respect to any Plan, and neither the Company nor any of its ERISA Affiliates has any material liability or exposure to material liability in connection with any acts taken (or failed to be taken) with respect to investment of the assets or administration of any Plan. To the knowledge of Parent and the Company, no fiduciary (within the meaning of Section 3(21) of ERISA) has breached a fiduciary duty with respect to any Plan or otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the investment of the assets or administration of any Plan. Neither the Company nor any of its ERISA Affiliates has engaged in a non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code). To the knowledge of Parent and the Company, no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) has occurred with respect to any Plan.

(j) All contributions to and payments from the Plans that have been required to be made in accordance with the terms of the Plans and applicable Laws have been timely made. All filings and payments required to be made with or to the IRS, the Department of Labor or any Governmental or Regulatory Authority with respect to all Plans have been made.

(k) Except as set forth in Schedule 3.18(k), (i)other than claims for benefits submitted in the ordinary course by participants or beneficiaries, there are no actual or, to the knowledge of Parent and the Company, threatened, claims (or facts that would be reasonably expected to give rise to a claim) against, or legal or regulatory proceedings (including investigations, audits or voluntary compliance resolution or closing agreement program proceedings) involving, any Plan; and (ii) neither the Company nor any of its ERISA Affiliates has any liability to the IRS or any other Governmental or Regulatory Authority with respect to any Plan, including any liability imposed under chapter 43 of the Code.

(l) Except as set forth in Schedule 3.18(l) or as required under Section 204(g) of ERISA and Section 411(d)(6) of the Code, each Plan may be discontinued or terminated on or after the Closing Date without imposing liability on the Company, any of its ERISA Affiliates, the Purchaser or any of its Affiliates or such Plan.

(m) Except as set forth in Schedule 3.18(m), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with any other event, will directly or indirectly (i) result in any payment (including severance, unemployment compensation or golden parachute) becoming due under any Plan, (ii) increase the amount of any benefits (including severance, deferred compensation and equity benefits) that would be payable under any Plan if the transactions contemplated hereby had not occurred, or (iii) result in the acceleration of the time of payment or vesting of any such benefits. The benefits that are or may become payable by any Plan or by the Company under any Plan as a result of, or in connection with, the transactions contemplated by this Agreement that shall constitute “excess parachute payments” (as defined in Section 280G(b)(1) of the Code) shall not, in the aggregate, result in the imposition of excise taxes under Section 4999 of the Code in excess of $100,000; provided, however, that Parent and the Company make no representation or warranty with respect to any Plans or benefits adopted following the Closing, the effect of any change to any Plan or benefit adopted by Purchaser after the Closing or arising as a result of Purchaser’s status as a public company.

(n) Neither the Company nor any of its Subsidiaries has a commitment to any individual to create any additional Plan or modify or change any existing Plan in a manner that would affect any Company Employee.

(o) There are no claims against the Company for eligibility to participate in any Plans by any individual who has been classified by the Company as other than a common law employee (such as an independent contractor, leased employee or consultant), and, to the knowledge of Parent and the Company, there are no facts that would be reasonably expected to give rise to such a claim if any individual so classified is subsequently reclassified (whether by the Company, a Governmental or Regulatory Authority or otherwise) as an employee of the Company.

3.19       Labor Matters. Except as set forth in Schedule 3.19, (a) neither the Company nor any Subsidiary is a party to or subject to any contract, commitment, agreement, understanding or other arrangement with any labor organization, nor work rules or practices agreed to with any labor organization or employee association, applicable to employees of the Company or any Subsidiary, nor is the Company or any Subsidiary a party to or bound by any collective bargaining or similar agreement; (b) there are no agreements with labor unions, work councils or associations representing employees of the business of the Company or any Subsidiary; (c) there are no current or, to the knowledge of Parent and the Company, threatened, strikes, slowdowns, picketing, work stoppages, lockouts or other occurrences, events or conditions of a similar character in which any of said employees are participating, and during the last three years there has not been any such action; (d) there are no union claims to represent the employees of the Company or any Subsidiary nor have there been any such claims within the last three years; (e) there is, and within the last three years has been, no representation of the employees by any labor organization and, to the knowledge of Parent and the Company, there are no union organizing activities among the employees; (f) neither the Company nor any Subsidiary has engaged in any material unfair labor practices as defined in the National Labor Relations Act or other applicable Law, or engaged in any material breaches of relevant industrial relations legislation, including the Workplace Relations Act (Cth), and the Company and the Subsidiaries are, and have for the past three years been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health; (g) there is no unfair labor practice charge or complaint against the Company or any Subsidiary pending or, to the knowledge of Parent and the Company, threatened before the National Labor Relations Board, the Australian Industrial Relations Commission, the Workplace Authority or the Workplace Ombudsman or any other Governmental or Regulatory Authority; (h) there is no grievance pending or, to the knowledge of Parent and the Company, threatened against the Company or any Subsidiary arising out of any collective bargaining agreement, any dispute procedure as set out in the Workplace Relations Act 1996 (Cth), or any other grievance procedure; (i) there are no charges with respect to or relating to the Company or any Subsidiary pending or, to the knowledge of Parent and the Company, threatened before the Equal Employment Opportunity Commission, the Human Rights and Equal Opportunity Commission or any other Governmental or Regulatory Authority responsible for the prevention of unlawful employment practices; (j) neither the Company or any Subsidiary has received notice of the intent of any Governmental or Regulatory Authority responsible for the enforcement of labor or employment Laws within the past three years to conduct an investigation with respect to or relating to the Company or any Subsidiary and no such investigation is in progress; and (k) no complaints, lawsuits or other proceedings are pending or, to the knowledge of Parent and the Company, threatened in any forum by or on behalf of any employee or former employee of the Company or any Subsidiary, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract, commitment, agreement, understanding or other arrangement for employment, any Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with any employment relationship.

3.20       Insurance. Schedule 3.20 (a) lists all material insurance policies maintained by or on behalf of the Company and the Subsidiaries and (b) includes a summary description of any self-insurance arrangements in effect as of the date of this Agreement with respect to the Company and the Subsidiaries. Prior to the date of this Agreement, the Company has provided to the Purchaser or made available to the Purchaser summaries of all such insurance policies. All such policies are in full force and effect and will not terminate by virtue of the transactions contemplated hereby, all premiums due thereon have been paid by the Company or the Subsidiaries, and the Company and the Subsidiaries are otherwise in compliance in all material respects with the terms and provisions of such policies. Neither the Company nor any Subsidiary has received any notice of cancellation or non-renewal of any such policy or arrangement, nor is the termination of any such policies or arrangements threatened in writing. There is no material claim pending under any of such policies or arrangements as to which coverage has been questioned, denied or disputed by the underwriters of such policies or arrangements. Neither the Company nor any Subsidiary has received any notice from any of its insurance carriers that any insurance coverage presently provided for will not be available to the Company or any Subsidiary in the future on substantially the same terms as now in effect.

3.21       SEC Documents. From August 1, 2004 to June 30, 2007, Continental Global timely filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements, exhibits, and other documents required by it to be filed under the Exchange Act or the Securities Act (collectively, the “SEC Documents”). As of its filing date or, if amended or supplemented prior to the date of this Agreement, as of the date of the last such amendment or supplement, each SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder applicable to such SEC Document. As of its filing date or, if amended or supplemented prior to the date of this Agreement, as of the date of the last such amendment or supplement, each SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Neither the Company nor any Subsidiary other than Continental Global is required to file any forms, reports or other documents with the SEC pursuant to the Exchange Act.

3.22	Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material, and except as disclosed in Schedule 3.22(a):

(i)           the Company and each Subsidiary has been and is in compliance with all applicable Environmental Laws, including, but not limited to, possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for its operations under applicable Environmental Laws, none of which is subject to revocation or termination as a result of the transactions contemplated by this Agreement;

(ii)          there is no pending or, to the knowledge of Parent and the Company, threatened Environmental Claim against (x) the Company, (y) any Subsidiary or, (z) to the knowledge of Parent and the Company, any Person whose liability for Environmental Claims the Company or any Subsidiary has assumed or retained by contract or operation of law and the transactions contemplated by this Agreement will not result in or give rise to any liability or obligation for site Cleanup or require the consent of any Person;

(iii)        with respect to the Owned Real Property and, to the knowledge of Parent and the Company, the real property subject to a Lease, there have been no Releases or threatened Releases of Hazardous Substances at, on or underneath any of such real property that requires or could reasonably be expected to require Cleanup under applicable Environmental Laws;

(iv)         with respect to real property that was formerly owned, and to the knowledge of Parent and the Company, leased or operated by the Company or any Subsidiary or any of their predecessors in interest, there were no Releases of Hazardous Substances at, on or underneath any of such real property during or, to the knowledge of Parent and the Company, prior to the Company’s or any Subsidiary’s ownership, leasehold or operation of such real property that requires or could reasonably be expected to require Cleanup under applicable Environmental Laws;

(v)          neither the Company nor any Subsidiary has disposed or arranged for the disposal of Hazardous Substances at any location that is: (w) listed on the Federal National Priorities List (“NPL”) or identified on the Comprehensive Environmental Response, Compensation, and Liability Information System (“CERCLIS”), each established pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq.; (x) listed on any state or foreign list of hazardous waste sites that is analogous to the NPL or CERCLIS; (y) currently undergoing Cleanup actions; or (z) to the knowledge of Parent and the Company, subject to or the source of an Environmental Claim or other request to undertake a Cleanup;

(vi)         there are no past or present conditions or circumstances at, or arising out of, or relating to the operations of the Company or any Subsidiary or any real property currently or formerly owned, or to the knowledge of Parent and the Company, leased or operated by the Company or any Subsidiary that could reasonably be expected to give rise to any Environmental Claim or Cleanup obligation;

(vii)       there are no circumstances or conditions that would reasonably be expected to prevent the operations, when used and operated in the manner currently used and operated, from continuing to operate in compliance with all applicable Environmental Laws;

(viii)      there are no underground storage tanks, polychlorinated biphenyls, or asbestos-containing material located at any real property currently or formerly owned, or to the knowledge of Parent and the Company, leased or operated by the Company or any Subsidiary and any storage tanks (whether underground or above ground) previously located at any such property were at all times maintained, operated, sealed, closed and disposed of in accordance with all applicable Environmental Laws; and

(ix)         the Company and the Subsidiaries have provided to Purchaser all material reports and studies pertaining to Hazardous Substances, Releases and compliance with or liability under Environmental Laws relating to any real property or facilities currently or formerly owned, operated or leased by the Company or any Subsidiary.

(b) Neither the Company nor any Subsidiary has entered into any agreement or incurred any legal or monetary obligation that may require them to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person from or against any liabilities or costs arising out of or related to the generation, processing, manufacture, distribution, use, treatment, Release, transportation, storage, handling or disposal of Hazardous Substances, or otherwise arising in connection with or under Environmental Laws.

3.23       Certain Business Practices.      None of Parent, the Company, any Subsidiary or any of their respective Affiliates, nor, to the knowledge of Parent and the Company, any of their respective directors, officers, agents, employees, representatives or any Person authorized to act on their behalf (in their capacities as such), has, in any material respect, during the past three years: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) directly or indirectly paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority, in the United States or any other country that, in each case, was illegal under any applicable Law; (c) made any payment, bribe or kick-back payment to any customer or supplier or to any officer, director, partner, employee or agent of any such customer or supplier, in each case that was unlawful under any applicable Law; (d) made any payment to any Person in violation of the United States Foreign Corrupt Practices Act of 1977, as amended; or (e) engaged in any other reciprocal practice, or made any other payment or gave any other consideration to any such customer or supplier or any such officer, director, partner, employee or agent, in each case, that was unlawful under any applicable Law.

3.24       Sufficiency and Condition of Assets. The assets reflected on the Company Financial Statements (after giving effect to the assets transferred or divested in connection with the divestitures of the Axle Business and Marine Group) are substantially all of the owned assets used by the Company and the Subsidiaries to conduct or operate the Business as presently conducted. Between the Balance Sheet Date and the Closing Date, neither the Company nor any of its Subsidiaries has or will dispose of or otherwise transfer any assets necessary to conduct the Business as it is presently conducted. The material property, plant and equipment of the Company and the Subsidiaries has been maintained in all material respects in reasonable operating condition and repair, ordinary wear and tear excepted, and is in all material respects in sufficient condition to permit the Company and each Subsidiary to conduct the Business as presently conducted.

3.25       Customers and Suppliers. Schedule 3.25 sets forth a true, correct and complete list of the 10 largest suppliers to, and customers of, the Company and the Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2006 (determined on the basis of the total dollar amount of purchases or sales, as the case may be). Since January 1, 2007 through the date of this Agreement, there has been no termination or cancellation of the business relationship of the Company or any Subsidiary with any such customer or supplier nor, to the knowledge of Parent and the Company, has any such customer or supplier indicated an intent to so terminate, cancel or materially curtail its business relationship with the Company or any Subsidiary.

3.26       Backlog. Schedule 3.26 sets forth as of November 2007, a statement of the backlog of orders for the sale of products or services relating to the business of the Company and the Subsidiaries for which revenues have not been recognized by Parent, the Company or the Subsidiaries (the “Backlog Report”). All of the items represented on the Backlog Report are reasonable and customary and have been incurred in the ordinary course of business. To the knowledge of Parent and the Company, there is no reason to expect cancellation rates for the items represented on the Backlog Report to exceed those experienced by the Company or the Subsidiaries during the period covered by the Company Financial Statements.

3.27       Solvency. Parent is not now insolvent and will not be rendered insolvent by any of the transactions contemplated by this Agreement. As used in this Section 3.27, “insolvent” means that the sum of the debts and other probable Liabilities of Parent exceeds the present fair saleable value of Parent’s assets. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, (a) Parent will be able to pay its liabilities as they become due in the usual course of its business, (b) Parent will not have unreasonably small capital with which to conduct its present or proposed business, (c) Parent will have assets (calculated at fair market value) that exceed its liabilities, and (d) taking into account all pending and threatened litigation, final judgments against Parent in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Parent will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Parent. The cash available to Parent, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

3.28       Brokerage. Except for J.P. Morgan Securities Inc., no broker, finder, agent or similar intermediary has acted on behalf of Parent, the Company or any Subsidiary in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with Parent, the Company or any Subsidiary. Parent shall be solely responsible for any such fees or commissions owed or claimed to be owed to J.P. Morgan Securities Inc. or any of its Affiliates as a result of this Agreement or the consummation of the transactions contemplated hereby.

3.29       Divestiture of Marine Group. Parent has caused the Company to divest the Marine Group. The divestiture of the Marine Group and all transactions and actions taken in connection therewith:

(a) were duly and validly authorized by all requisite actions or proceedings required to be taken by Parent, the Company and the Subsidiaries;

(b) were consummated in accordance with any applicable Law, Order or other requirement of any Governmental or Regulatory Authority, and all consents, approvals or actions of, filing with or notice to any Person on the part of Parent, the Company or the Subsidiaries, that were required in connection with the divestiture of the Marine Group were obtained;

(c) did not (w) conflict with, violate or result in the breach of any provision of the Company’s Certificate of Incorporation, By-Laws or other governing instruments, or the charter, by-laws or other governing instruments of any Subsidiary; (x) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of the effect of, or result in any liability or obligation under, or otherwise give any other contracting party the right to terminate, cancel or accelerate, or constitute (or with notice or lapse of time or both constitute) a default under, any material Contract to which the Company or any Subsidiary is a party or is subject or by which the Company or any of the Subsidiaries or any asset of the Company or any of the Subsidiaries, is bound; (y) conflict with or result in a material violation or breach of any Permit, Law or Order applicable to Parent, the Company or any Subsidiary; or (z) give rise to a right of termination, modification, cancellation or acceleration of any obligation or Loss of a benefit under, require any consent under, entitle any party to exercise any right of first refusal, first offer, preemptive right or other option right under or result in the creation of any Lien or other encumbrance on the assets, properties or securities of the Company or any of the Subsidiaries;

(d) did not transfer or impair any assets used by the Company and the Subsidiaries to conduct or operate the Business as presently conducted; and

(e) resulted in the assumption by the divested entities of all Liabilities relating to the Marine Group.

3.30       Disclosure. The representations and warranties and statements of Parent and the Company contained in this Agreement (including the Company Financial Statements, the Axle Business Statements and the Schedules) or the certificates delivered pursuant to Section 8.04, Section 8.05 and Section 8.06, do not contain, and will not contain at the Closing, any untrue statement of a material fact. The Continental Global Group Inc. Forecast Projections (excluding Axle Products) for Income Statement and Balance Sheet for 2007-2010 (the “Forecast”) attached as Schedule 3.30 were prepared by the Vice Chairman and Chief Financial Officer of Continental Global on a commercially reasonable basis; provided, however, that Parent and the Company cannot and do not guaranty the attainment of any such projections and expressions of opinion or predictions. The Forecasts are forward-looking statements made as of their date of preparation. Neither Parent nor the Company can assure forecasted results can be achieved. The Forecasts involve numerous risks and uncertainties beyond the control of Parent and the Company and are subject to change at any time. The Forecasts are not the only forecasts prepared by Continental Global or its Affiliates relating to the periods covered and such other forecasts anticipate different results of operation for such periods and utilize different assumptions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in Schedules, Purchaser represents and warrants to Parent and the Company, as of the date hereof and as of the Closing Date, as set forth below.

4.01       Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being and as heretofore conducted. Purchaser is duly qualified and licensed or otherwise authorized to transact business and is in good standing as a foreign corporation in each jurisdiction in which such qualification or license is required by Law, except for jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to materially impair or delay the ability of Purchaser to perform its obligations hereunder or consummate the transactions contemplated hereby.

4.02       Authority to Execute and Perform Agreements. Purchaser has the requisite corporate power and authority and full legal capacity to enter into, execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of Purchaser and all other requisite action. No other action (corporate or otherwise) on the part of Purchaser is necessary to consummate, execute, deliver or perform this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or Law). Purchaser has the present financial ability to perform all of its obligations under this Agreement.

4.03       Compliance with Laws. Purchaser is not in violation of any applicable Law, Order or other requirement of any Governmental or Regulatory Authority, except for violations that would not, individually or in the aggregate, reasonably be expected to materially impair or delay the ability of Purchaser to consummate the transactions contemplated hereby.

4.04         No Breach. The execution, delivery and performance of this Agreement by Purchaser, the performance by Purchaser of its obligations under this Agreement and the consummation by Purchaser of the transactions contemplated hereby will not (i) conflict with, violate or result in the breach of any provision of the Certificate of Incorporation or By-Laws of Purchaser; or (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of the effect of, or result in any liability or obligation under, or otherwise give any other contracting party the right to terminate, cancel or accelerate, or constitute (or with notice or lapse of time or both constitute) a default under, any material Contract to which Purchaser is a party or is subject or by which Purchaser or any asset of Purchaser, is bound, other than exceptions to the foregoing that, individually or in the aggregate, would not reasonably be expected to materially impair or delay the ability of Purchaser to consummate the transactions contemplated hereby.

4.05       Brokerage. No broker, finder, agent or similar intermediary has acted on behalf of Purchaser in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with Purchaser.

4.06       Governmental Approvals and Filings. Other than consent, approval or action by Governmental or Regulatory Authorities, no material consent or approval of any other Person on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE V

COVENANTS AND AGREEMENTS OF PARENT AND THE COMPANY

Each of Parent and the Company covenants and agrees with Purchaser that, from and after the date hereof until the Closing, Parent and the Company shall comply with all covenants and provisions of this Article V, except to the extent Purchaser may otherwise consent in writing.

5.01       Regulatory and Other Approvals. From and after the date hereof until the Closing, Parent and the Company shall use all reasonable best efforts to (a) execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the transactions contemplated hereby; (b) take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby and to cause the fulfillment at the earliest practicable date of all of the conditions to its obligations to consummate the transactions contemplated hereby; and (c) obtain as promptly as possible all authorizations, consents, Orders and approvals of all Governmental or Regulatory Authorities or other Persons that may be or become necessary for the performance of its obligations pursuant to this Agreement. Parent and the Company shall cooperate fully with Purchaser in promptly seeking to obtain all such authorizations, consents, Orders and approvals and shall not take any action that will have the effect of delaying, impairing or impeding the receipt of any required approval.

5.02       Due Diligence Review Cooperation. From the date hereof until the Closing Date (the “Due Diligence Review Period”), Purchaser shall have the opportunity to conduct its business, legal, environmental and accounting due diligence review of the Company and the Subsidiaries (the “Due Diligence Review”). During the Due Diligence Review Period, Purchaser shall be entitled, at its own expense, through its employees and Representatives, to have such access to the assets, properties, business, books, records and operations of the Company and the Subsidiaries as Purchaser shall reasonably request. Any such Due Diligence Review shall be conducted at reasonable times and Parent, the Company and the Subsidiaries shall cooperate therewith. In order that Purchaser may have full opportunity to perform such Due Diligence Review, Parent, the Company and the Subsidiaries shall furnish to the Representatives of Purchaser during the Due Diligence Review Period all such information and copies of such documents concerning the affairs of the Company and the Subsidiaries as such Representatives may reasonably request and cause the Company’s officers, employees, consultants, agents, accountants and attorneys to cooperate with such Representatives in connection with such Due Diligence Review.

5.03	Conduct of Business

(a) Except as otherwise contemplated herein, during the period from the date hereof to the Closing, Parent and the Company shall, and Parent and the Company shall cause the Subsidiaries to:

(i)           maintain the existence of the Company and the Subsidiaries, use all reasonable efforts to preserve intact their business organizations, keep available the services of present employees and maintain the rights, privileges and franchises desirable in the normal conduct of their business, in accordance with past practice, it being understood that termination of employees with poor performance ratings shall not constitute a violation of this covenant;

(ii)          use all reasonable best efforts to keep in full force and effect all material insurance policies, including the maintenance of coverage amounts not less than those in effect at the date of this Agreement;

(iii)        use all reasonable efforts to preserve the business of the Company and the Subsidiaries, advertise, promote and market their services and preserve the goodwill and relationships with all key customers, suppliers, licensors, licensees, distributors, creditors and any other Person having material business dealings with the Company and the Subsidiaries in a manner consistent with past practice;

(iv)         maintain all physical properties, equipment and similar assets in the same state of repair, order and condition as they were on the date of this Agreement, reasonable wear and tear excepted;

(v)          conduct the business of the Company and the Subsidiaries diligently in the ordinary course consistent with past practice;

(vi)         maintain the existing assets of the Company and the Subsidiaries in the ordinary course consistent with past practice;

(vii)       pay and discharge the debts of the Company and the Subsidiaries in the ordinary course consistent with past practice;

(viii)      pay the payables of the Company and the Subsidiaries in the ordinary course consistent with past practice, and collect the receivables of the Company and the Subsidiaries in the ordinary course consistent with past practice;

(ix)         maintain sufficient cash on hand to operate the business of the Company and the Subsidiaries in the ordinary course consistent with past practice; and

(x)          continue to make capital expenditures pertaining to the business of the Company and the Subsidiaries in the ordinary course consistent with past practice.

(b) Except disclosed in Schedule 5.03(b) and as otherwise contemplated herein, during the period from the date hereof until the Closing, Parent and the Company shall not, and Parent and the Company shall cause the Subsidiaries not to:

(i)           authorize, issue, repurchase, redeem, transfer or sell any equity interests;

(ii)          authorize, issue, repurchase, redeem, transfer or sell any equity securities or securities containing equity features, including but not limited to any securities convertible into or exercisable or exchangeable for, or options with respect to, warrants to purchase or rights to subscribe for or otherwise acquire any limited liability company interests;

(iii)         adopt a plan of liquidation or authorize or effect any recapitalization, reclassification, dividend, membership interest split or like change in capitalization;

(iv)         amend the Company’s Certificate of Incorporation or By-Laws or other governing instruments, or the charter, by-laws or other governing instruments of any Subsidiary;

(v)          declare or pay any dividend on, or make any other distribution with respect to, any equity interests;

(vi)         acquire (whether by merger, consolidation, recapitalization or otherwise) the shares of capital stock or any other equity interest in, or a substantial portion of the assets of, any Person (other than a Subsidiary) and/or any division or business thereof, or otherwise acquire any assets (other than inventory in the ordinary course of business consistent with past practice) in any amount, individually or in the aggregate, that is material to the Company and the Subsidiaries;

(vii)       incur any Indebtedness or otherwise become responsible for the obligations of, or make any loans or advances of any money or other property to, any other Person including, without limitation, to any Company Employee;

(viii)      waive or release any rights of material value, or cancel, compromise, release or assign any material Indebtedness owed to it or any material claims held by it;

(ix)         settle or compromise any material lawsuit, proceeding or action;

(x)          make any capital expenditures other than in the ordinary course consistent with past practice;

(xi)         (A) modify, amend, terminate or assign any material Contract or Lease or (B) waive, release, relinquish or assign any of the material rights of the Company or any of the Subsidiaries under such Contract or Lease;

(xii)       sell, assign, license, lease, or otherwise dispose of any assets, rights or properties which are material, individually or in the aggregate, to the Company or any of the Subsidiaries, except for sales of inventory in the ordinary course consistent with past practice;

(xiii)      mortgage, pledge or otherwise encumber or subject to a Lien the Shares or any of the Company’s or the Subsidiaries’ properties or assets, except for Permitted Liens;

(xiv)      make any changes in any accounting method, principle or practice other than those required by GAAP;

(xv)       make, change, or revoke any Tax elections, change any annual accounting period or adopt or change any accounting method, file any amended Tax Return, enter into any Tax closing agreement, settle or consent to any Tax Claim or assessment, incur any obligation to make any payment of, or in respect of, any Taxes, except in the ordinary course of business or agree to extend or waive the statutory period of limitations for the assessment or collection of Taxes;

(xvi)      accelerate the delivery or sale of products or services, or offer discounts or price protection on the sale of products or services, except in the ordinary course of business consistent with past practice;

(xvii)     make any changes in the selling, distribution, advertising, promotion, terms of sale or collection, purchase or payment practices of the Company or the Subsidiaries;

(xviii)    purchase, order or otherwise acquire inventory other than in the ordinary course of business or in excess of reasonably forecasted requirements; or

(xix)      agree or make a commitment, whether in writing or otherwise, to do any of the foregoing.

(c) Except as otherwise contemplated herein or otherwise in the ordinary course of business, during the period from the date hereof to the Closing, Parent and the Company shall not, and Parent and the Company shall cause the Subsidiaries not to (i) increase the compensation, bonuses or fringe benefits of any Company Employee (except for the payment of accrued or earned but unpaid bonuses); (ii) grant any severance or termination pay to any Company Employee; (iii) loan or advance any money or other property to any Company Employee; (iv) establish, adopt, enter into, amend or terminate any Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement; (v) grant any equity or equity-based awards; (vi) enter into or amend any collective bargaining agreement; or (vii) hire any employee except for non-management employees hired “at will” in the ordinary course of business consistent with past practice who would not be entitled to annual compensation of $250,000 or more.

5.04       Authorization from Others; Further Action. Prior to the Closing Date, Parent and the Company shall, and Parent and the Company shall cause the Subsidiaries to, use all reasonable best efforts to (a) obtain all authorizations, consents and Permits required to permit the consummation of the transactions contemplated hereby; (b) execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the transactions contemplated hereby; and (c) take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby and to cause the fulfillment at the earliest practicable date of all of the conditions to its obligations to consummate the transactions contemplated hereby

5.05       Notification. From the date hereof until the Closing Date, Parent and the Company shall disclose to Purchaser in writing in reasonable detail any material variances from the representations and warranties contained in Article III, and any other fact or event that would cause or constitute a breach of the covenants in this Agreement made by Parent or the Company, promptly upon discovery thereof. Such disclosure shall not be deemed to amend or supplement the Schedules delivered on the date hereof or cure any misrepresentation or breach. Parent and the Company shall give prompt notice to Purchaser of any event or circumstance known to any of them (other than general economic conditions) that could prevent or delay the consummation of the transactions contemplated hereby or which would indicate a breach or non-compliance with any of the terms, conditions or agreements of any party to this Agreement other than Purchaser.

5.06	Divestiture of Axle Business.

(a) Prior to the Closing Parent shall cause the Company to use all reasonable best efforts to divest the Axle Business on terms satisfactory to Purchaser. Parent and the Company shall provide Purchaser with copies of all agreements and all other instruments and other documents to be executed and delivered in connection with such transactions. Parent and the Company shall consult with Purchaser with respect to such agreements, instruments and documents and use all reasonable best efforts to structure such transactions in accordance with Purchaser’s reasonable requests, so long as doing so does not adversely impact Parent or materially delay the consummation of such transactions.

(b) Notwithstanding any review performed by, or any requests made by, Purchaser in connection with the divestiture of the Axle Business, each of Parent and the Company shall ensure that such divestiture, and all transactions and actions taken in connection therewith:

(i)           are duly and validly authorized by all requisite actions or proceedings required to be taken by Parent, the Company and the Subsidiaries;

(ii)          are consummated in accordance with any applicable Law, Order or other requirement of any Governmental or Regulatory Authority, and all consents, approvals or actions of, filing with or notice to any Person on the part of Parent, the Company or the Subsidiaries, that are required in connection with such divestitures are obtained;

(iii)         do not (w) conflict with, violate or result in the breach of any provision of the Company’s Certificate of Incorporation, By-Laws or other governing instruments, or the charter, by-laws or other governing instruments of any Subsidiary; (x) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of the effect of, or result in any liability or obligation under, or otherwise give any other contracting party the right to terminate, cancel or accelerate, or constitute (or with notice or lapse of time or both constitute) a default under, any material Contract to which the Company or any Subsidiary is a party or is subject or by which the Company or any of the Subsidiaries or any asset of the Company or any of the Subsidiaries, is bound; (y) conflict with or result in a material violation or breach of any Permit, Law or Order applicable to Parent, the Company or any Subsidiary; or (z) give rise to a right of termination, modification, cancellation or acceleration of any obligation or Loss of a benefit under, require any consent under, entitle any party to exercise any right of first refusal, first offer, preemptive right or other option right under or result in the creation of any Lien or other encumbrance on the assets, properties or securities of the Company or any of the Subsidiaries;

(iv)         do not transfer or impair any assets used by the Company and the Subsidiaries to conduct or operate the Business as presently conducted; and

(v)          result in the assumption by the divested entities of all Liabilities relating to the Axle Business.

ARTICLE VI

COVENANTS AND AGREEMENTS OF PURCHASER

Purchaser covenants and agrees with Parent and the Company that, from and after the date hereof until the Closing, Purchaser shall comply with all covenants and provisions of this Article VI, except to the extent Parent and the Company may otherwise consent in writing.

6.01       Regulatory and Other Approvals. From and after the date hereof until the Closing, Purchaser shall use all reasonable best efforts to (a) execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the transactions contemplated hereby; (b) take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby and to cause the fulfillment at the earliest practicable date of all of the conditions to its obligations to consummate the transactions contemplated hereby; and (c) obtain as promptly as possible all authorizations, consents, Orders and approvals of all Persons that may be or become necessary for the performance of its obligations pursuant to this Agreement. Purchaser shall cooperate fully with Parent and the Company in promptly seeking to obtain all such authorizations, consents, Orders and approvals and shall not take any action that will have the effect of delaying, impairing or impeding the receipt of any required approval.

6.02       Notification. From the date hereof until the Closing Date, Purchaser shall disclose to Parent and the Company in writing in reasonable detail any material variances from the representations and warranties contained in Article IV, and any other fact or event that would cause or constitute a breach of the covenants in this Agreement made by Purchaser, promptly upon discovery thereof. Such disclosure shall not be deemed to amend or supplement the Schedules delivered on the date hereof or cure any misrepresentation or breach. Purchaser shall give prompt notice to Parent and the Company of any event or circumstance known to Purchaser (other than general economic conditions) that could prevent or delay the consummation of the transactions contemplated hereby or which would indicate a breach or non-compliance with any of the terms, conditions or agreements of any party to this Agreement other than Parent or the Company.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.01	Further Assurances; Post-Closing Cooperation.
(a)	From and after the Closing Date:

(i)           each of the parties shall execute such documents, further instruments of transfer and assignment and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby; and

(ii)          each party shall afford the other parties, their counsel and their accountants, during normal business hours, reasonable access to the books, records and other data relating to the business of the Company and the Subsidiaries in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (A) Tax matters, (B) the determination or enforcement of rights and obligations under this Agreement, (C) compliance with the requirements of any Governmental or Regulatory Authority, (D) the determination or enforcement of the rights and obligations of any Indemnified Party, or (E) any actual or threatened action, suit, proceeding, arbitration against, or investigation by any Person, Governmental or Regulatory Authority of, the requesting party.

(b) If, in order to properly prepare its Tax Returns, other documents or reports required to be filed with any Governmental or Regulatory Authority or its financial statements or to fulfill its obligations hereunder, it is necessary that a party be furnished with additional information, documents or records relating to the business or condition of the Company or the Subsidiaries not referred to in paragraph (a) above, and such information, documents or records are in the possession or control of another party to this Agreement, such other party agrees to use its best efforts to furnish or make available such information, documents or records (or copies thereof) at the recipient’s request, cost and expense.

(c) Parent shall provide those consents as Purchaser may reasonably request that are necessary to permit Continental Global’s independent auditors, Ernst & Young LLP, to furnish the Company Financial Statements and any other financial statements, reports or work papers that Purchaser may reasonably request. Parent shall also provide such additional consents and approvals as Purchaser may reasonably request with respect to the foregoing in order to enable Purchaser to include such financial statements or reports in any filings made pursuant to applicable Laws.

(d) Notwithstanding anything to the contrary contained in this Section 7.01, if the parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with any provision of this Section 7.01 shall be subject to applicable rules relating to discovery.

(e) Any information obtained by any party in accordance with this Section 7.01 shall be held confidential by the receiving party in accordance with the Confidentiality Agreement.

7.02	Public Announcements; Confidentiality.

(a) Each party shall consult with the other parties regarding their initial press releases with respect to the execution of this Agreement. Thereafter, prior to the Closing, no party or any of their respective Affiliates shall issue any press release or other announcement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the other parties (such consent not to be unreasonably withheld), except as such press release or other announcement may be required by Law or the rules of a national securities exchange or trading market, in which case the party required to make the release or announcement shall use its reasonable best efforts to provide the other parties with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance. The initial press release or public announcement regarding the transactions contemplated hereby shall provide, in a mutually acceptable manner, that the Axle Business has been retained by Parent.

(b) The disclosure of confidential or proprietary information of one party to any other party shall be governed by the terms and conditions of the Confidentiality Agreement between Purchaser and the Company dated August 2, 2007 (the “Confidentiality Agreement”).

7.03       No Third Party Discussions. From and after the date of this Agreement until the first to occur of the Closing or the termination of this Agreement, neither Parent nor the Company nor any of their respective Representatives will, directly or indirectly through advisors, agents or other intermediaries, nor shall any such party authorize or permit any of its officers, directors or other Representatives to, (a) solicit, initiate, encourage (including by way of furnishing information) or take any action to facilitate the submission of any inquiries, proposals or offers (whether or not in writing) from any Person (other than Purchaser and its Representatives) relating to, any purchase, transfer or other disposition of all or any part of the Shares, any merger, consolidation, business combination, sale of all or any part of the assets (other than assets sold in the ordinary course in compliance with Section 5.03), recapitalization, liquidation, dissolution or similar transaction involving any of the assets of the Company or the Subsidiaries (each, a “Third Party Transaction”), (b) agree to or endorse any Third Party Transaction, or (c) enter into or participate in any discussions or negotiations regarding any of the foregoing (other than to indicate that the Company is currently not interested in a sale and/or merger with the interested party as a result of a pending transaction), or furnish to any other Person any information with respect to the Company or the Subsidiaries in connection with the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any Person (other than Purchaser and its Representatives) to do or seek to do any of the foregoing. Parent and/or the Company shall notify Purchaser promptly upon the receipt by any of them of a proposal, offer or contact relating to a potential Third Party Transaction, such notice to include the name of such Person and the material terms and conditions of any proposals or offers.

7.04       Non-Competition. In order that Purchaser may have and enjoy the full benefit of the Business, Parent covenants and agrees that for a period of three years from the Closing Date, neither it nor its Affiliates (as determined as of the Closing) shall, directly or indirectly (including by means of management, advisory, operating, consulting or similar agreements or arrangements or by any record or beneficial equity interest, either as a principal, trustee, stockholder, partner, joint venture or otherwise, in any Person), engage in the Business, for their own account or for any other Person, in any country or other geographic location the Company or any Subsidiary serves as of the Closing Date.

Parent agrees that any remedy at law for any breach by it or its Affiliates (as determined as of the Closing) of this Section 7.04 would be inadequate, and Purchaser shall be entitled to injunctive or other equitable relief in such case in addition to any other right Purchaser may have, whether at law or in equity. If it is ever held that any of the covenants of this Section 7.04 is too broad to permit enforcement of such covenants to their fullest extent, Parent agrees that a court of competent jurisdiction is hereby authorized and directed to enforce such covenants to the maximum extent permitted by law, and Parent hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such covenants.

7.05       Non-Solicitation. During the period commencing on the date of this Agreement and ending on the third anniversary of the Closing Date, Parent agrees that neither it nor its Affiliates (as determined as of the Closing) will, without the prior written consent of Purchaser, directly or indirectly, (i) induce or attempt to influence any director, manager, officer or employee of Purchaser, the Company or any of the Subsidiaries during such period to terminate his or her employment with Purchaser, the Company or the Subsidiaries, or (ii) solicit in competition of the Business the business of any Person who was a customer or client, or prospective customer or client, of the Company or any of the Subsidiaries during such period. The parties agree that the employees of the Axle Business listed on Exhibit D who perform substantially all of their job functions for the Axle Business shall be excluded from this covenant.

Parent agrees that any remedy at law for any breach by it or its Affiliates (as determined as of the Closing) of this Section 7.05 would be inadequate, and Purchaser shall be entitled to injunctive or other equitable relief in such case in addition to any other right Purchaser may have, whether at law or in equity. If it is ever held that any of the covenants of this Section 7.05 is too broad to permit enforcement of such covenants to their fullest extent, Parent agrees that a court of competent jurisdiction is hereby authorized and directed to enforce such covenants to the maximum extent permitted by law, and Parent hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such covenants.

ARTICLE VIII

CONDITIONS TO THE OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder shall be subject to satisfaction of each of the conditions set forth below on or before the Closing. Purchaser may at its election waive any one or more of such conditions. Parent and the Company agree to use their respective best efforts to see that all of such conditions that impose obligations on any of them or require action on the part of any of them are satisfied.

8.01       Representations and Warranties. Each of the representations and warranties made by Parent and the Company set forth herein shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date; provided, however, that with respect to those representations and warranties that are qualified by the terms “material” or “Material Adverse Effect”, this condition shall not be applied to add an additional level of materiality; provided further that this condition shall be deemed satisfied so long as the failure of the representations and warranties to be true and correct do not constitute a Material Adverse Effect.

8.02       Performance. Parent and the Company shall have duly performed and complied in all material respects with all agreements, covenants and obligations required by this Agreement to be so performed or complied with by them at or before the Closing.

8.03       Litigation. No action or proceedings shall have been instituted and no order, decree or judgment in any court, agency, commission or authority shall be subsisting, questioning the validity of this Agreement or seeking to restrain the consummation hereof, or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement and no Legal Proceeding shall be pending before a Governmental or Regulatory Authority seeking to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated hereby.

8.04       Certificates of Parent and the Company. Purchaser shall have received certificates of Parent and the Company, signed by the President of Parent and the Company, respectively, stating that such individuals have reexamined the conditions set forth in Sections 8.01 and 8.02 and that the preconditions set forth in Sections 8.01 and 8.02 and have been satisfied.

8.05       Certificates of Secretary of Parent and the Company. Purchaser shall have received certificates of Parent and the Company, dated the Closing Date, signed by the Secretary of Parent and the Secretary of the Company, respectively, in form and substance reasonably satisfactory to Purchaser, and attaching such party’s Certificate of Incorporation and By-Laws, certifying the resolutions of such party’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and approving the transactions contemplated by this Agreement, confirming the signatures and incumbency of all officers or other agents signing this Agreement on behalf of Parent or the Company, as the case may be, and certifying the individuals who are the Chairman, Vice Chairman, Chief Executive Officer and Chief Financial Officer of Continental Global and the Vice President - Treasurer of Parent.

8.06       Certificate of Sole Stockholder of Parent. Purchaser shall have received a certificate, dated the Closing Date, signed by the sole stockholder of Parent, certifying (i) that such stockholder is the sole stockholder of Parent and (ii) that if such stockholder fails to be an Affiliate of Parent at any time prior to the three-year anniversary of the Closing Date, then such stockholder shall continue to be bound by the provisions of Sections 7.04 and 7.05 until such three-year anniversary.

8.07       Opinion of Counsel. Purchaser shall have received an opinion, dated the Closing Date, of Squire, Sanders & Dempsey L.L.P., counsel to the Company, substantially in the form of Exhibit E attached hereto.

8.08       Stock Certificates. Purchaser shall have received all certificates representing the Shares, free of any Liens, duly endorsed for transfer to Purchaser accompanied by appropriate stock powers duly endorsed for transfer to Purchaser.

8.09       Letter of Credit. Purchaser shall have received the Letter of Credit, in form and substance reasonably acceptable to Purchaser.

8.10       Approvals and Consents. All approvals, consents and authorizations identified on Schedule 8.10, as well as any other material approvals, consents and authorizations required to be obtained or notices required to be given prior to the consummation of the transactions contemplated by this Agreement (other than receipt of any necessary approval, consent or authorization from the Competition Commission of South Africa), shall have been made, given or obtained, as the case may be.

8.11       Material Adverse Effect. Since the date of this Agreement, there shall have occurred no Material Adverse Effect.

8.12       Divestiture of Axle Business. The Company shall have divested the Axle Business on terms acceptable to Purchaser, and Purchaser shall have received satisfactory written evidence thereof.

8.13       Escrow Agreement. Parent shall have delivered a duly executed letter agreement substantially in the form attached as Exhibit F, and if any necessary approval, consent or authorization from the Competition Commission of South Africa has not been obtained prior to Closing, then Continental Conveyor International Inc. and the escrow agent shall have delivered a duly executed Escrow Agreement in form and substance reasonably acceptable to Purchaser.

8.14       Termination of Related Party Agreements. Both the Tax Payment Agreement among Parent, the Company and Continental Global and the management agreement between Continental Global and Nesco, Inc. shall have been terminated on terms acceptable to Purchaser, and Purchaser shall have received satisfactory written evidence thereof.

8.15       Repayment of Indebtedness. Parent shall have repaid, or caused to be repaid, all Indebtedness of (i) the Company, (ii) the Company’s United States’ Subsidiaries, (iii) the Company’s non-United States’ Subsidiaries for which the necessary approval, consent or authorization has not been obtained, and (iv) any other non-United States’ Subsidiaries that Purchaser may request, and in each case secured the release of all Liens in connection with such Indebtedness.

8.16       Resignations. Purchaser shall have received resignations, effective immediately after the Closing, from each member of the board of directors (or equivalent thereto) of the Company and each Subsidiary, as identified by Purchaser prior to Closing.

8.17       Good Standing Certificates. The Company shall have delivered to Purchaser a certificate of good standing from the Secretary of State (or other applicable governmental entity) of its and each Subsidiary’s jurisdiction of organization (to the extent available in such jurisdiction) dated as close to the Closing Date as is reasonably practicable.

8.18       FIRPTA Certificate. Parent shall have delivered to Purchaser a certification in compliance with Section 1445 of the Code and the Treasury Regulations thereunder to the effect that Parent is not a “foreign person” as defined in Section 1445 of the Code.

8.19       Additional Documents. Purchaser shall have received such additional documents, certificates, payments, assignments, transfers and other deliveries as it or its counsel may reasonably request and as are customary to effect a closing of the matters herein contemplated.

ARTICLE IX

CONDITIONS TO THE OBLIGATIONS OF PARENT AND THE COMPANY

The obligations of Parent and the Company hereunder shall be subject to satisfaction of each of the conditions set forth below on or before the Closing. Parent and the Company may at their election waive any one or more of such conditions. Purchaser agrees to use its best efforts to see that all of such conditions that impose obligations on it or require action on its part are satisfied.

9.01       Representations and Warranties. Each of the representations and warranties made by Purchaser set forth herein shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date; provided, however, that with respect to those representations and warranties that are qualified by the terms “material” or “Material Adverse Effect,” this condition shall not be applied to add an additional level of materiality.

9.02       Performance. Purchaser shall have duly performed and complied with in all material respects all agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the Closing.

9.03       Litigation. No action or proceedings shall have been instituted and no order, decree or judgment in any court, agency, commission or authority shall be subsisting, questioning the validity of this Agreement or seeking to restrain the consummation hereof, otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement and no Legal Proceeding shall be pending before a Governmental or Regulatory Authority seeking to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated hereby.

9.04       Certificate of Purchaser. Parent shall have received a certificate from Purchaser, signed by the President of Purchaser, stating that such individual has reexamined the conditions set forth in Sections 9.01 and 9.02 and that the preconditions set forth in Sections 9.01 and 9.02 have been satisfied.

9.05       Certificate of Secretary of Purchaser. Parent shall have received a certificate of Purchaser, dated the Closing Date, signed by the Secretary of Purchaser, in form and substance reasonably satisfactory to Parent, and attaching Purchaser’s Certificate of Incorporation and By-Laws, certifying the resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and approving the transactions contemplated by this Agreement, and confirming the signatures and incumbency of all officers or other agents signing this Agreement on behalf of Purchaser.

9.06       Closing Payment. Purchaser shall have paid the Closing Payment in accordance with Section 2.02.

9.07       Approvals and Consents. All governmental approvals, consents and authorizations identified on Schedule 8.10, as well as any other material governmental approvals, consents and authorizations required to be obtained or notices required to be given prior to the consummation of the transactions contemplated by this Agreement (other than receipt of any necessary approval, consent or authorization from the Competition Commission of South Africa), shall have been made, given or obtained, as the case may be.

9.08       Escrow Agreement. Purchaser shall have delivered a duly executed letter agreement substantially in the form attached as Exhibit F, and if any necessary approval, consent or authorization from the Competition Commission of South Africa has not been obtained prior to Closing, then Continental Conveyor International Inc. and the escrow agent shall have delivered a duly executed Escrow Agreement in form and substance reasonably acceptable to Purchaser.

9.09       Good Standing Certificate. Purchaser shall have delivered to Parent a certificate of good standing from the Secretary of State of the State of Delaware as to Purchaser’s good standing dated within three days of the Closing Date.

9.10       Additional Documents. Parent shall have received such additional documents, certificates, payments, assignments, transfers and other deliveries as it or its counsel may reasonably request and as are customary to effect a closing of the matters herein contemplated.

ARTICLE X

TAX MATTERS

10.01     Tax Return Filings. Purchaser shall, or shall cause the Company and the Subsidiaries to, timely prepare and file with the relevant Tax Authorities all Tax Returns for any Pre-Closing Tax Period that are due after the Closing Date; provided, however, that Purchaser shall furnish Parent with a copy of such Tax Returns at least 30 days before such Tax Returns are due (taking into account extensions). Any Tax Returns described in the preceding sentence shall be prepared on a basis consistent with the past practices of the Company or the applicable Subsidiary, as the case may be, and, except to the extent consistent with the prior treatment of a specific item of gross income deduction, loss or credit reported on a previous Tax Return or as required by Applicable Law, in a manner that does not distort taxable income (e.g., by deferring income or accelerating deductions). Parent shall reimburse Purchaser (in accordance with Section 10.02) for any Tax liability incurred through the Closing Date with respect to the taxable periods covered by such Tax Returns. All Tax Returns for a taxable period including the Closing Date shall be filed on the basis that the relevant taxable period ended as of the close of business on the Closing Date, unless otherwise required by applicable Law.

10.02	Tax Indemnification.

(a) From and after the Closing, Parent, shall be liable for, and shall indemnify Purchaser, its Affiliates (including the Company and each Subsidiary) and each of their respective officers, directors, employees, partners, members, stockholders, agents and representatives (the “Purchaser Indemnitees”) against and hold them harmless from (i) all liability for Taxes of the Company and the Subsidiaries with respect to any Pre-Closing Tax Period, (ii) except as set forth in Section 10.06 hereof, all liability for Taxes of the Company and the Subsidiaries arising (directly or indirectly) as a result of the transactions contemplated pursuant to this Agreement (including, but not limited to, any Tax of the Company or any Subsidiary resulting from the divestitures of the Axle Business and the Marine Group), and (iii) any breach of any representation or warranty contained in Section 3.08 hereof or covenant contained in Section 5.03(b)(xv) or this Article X. Parent’s indemnity obligation under this Article X shall be reduced by any accrual with respect to such Taxes reflected in the calculation of Closing Date Net Equity.

(b) In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”): (i) real, personal and intangible property Taxes (“Property Taxes”) of the Company and each Subsidiary for the Pre-Closing Tax Period shall equal the Property Taxes owed by each entity for such Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) Taxes of the Company and each Subsidiary, other than Property Taxes, for the Pre-Closing Tax Period shall be computed as if the entire Straddle Period ended as of the close of business on the Closing Date.

(c) Parent’s indemnity obligations under this Section 10.02 in respect of Taxes for a Straddle Period shall initially be satisfied by a payment to Purchaser, or at Purchaser’s direction, to the Company or the applicable Subsidiary, as the case may be, of the excess of (i) such Taxes for the Pre-Closing Tax Period, over (ii) the amount of such Taxes paid by Parent or any of their Affiliates (other than the Company and the Subsidiaries) at any time, plus the amount of such Taxes paid by the Company and the Subsidiaries on or prior to the Closing Date. Such excess initially shall be paid no later than 10 days prior to the date on which the Tax Return with respect to the final liability for such Taxes is required to be filed. If the amount of such Taxes paid by Parent or any of its Affiliates (other than the Company and the Subsidiaries) at any time, plus the amount of such Taxes paid by the Company and the Subsidiaries on or prior to the Closing Date, exceeds the amount payable pursuant to the preceding sentence, the Company shall pay to Parent the amount of such excess (A) in the case of Property Taxes, at the Closing and (B) in all other cases, within 10 days after the Tax Return with respect to the final liability for such Taxes is required to be filed. The payments to be made pursuant to this Section 10.02(c) with respect to a Straddle Period shall be appropriately adjusted to reflect any Final Determination with respect to Straddle Period Taxes.

(d) Any indemnity payment to be made under this Section 10.02, other than an indemnity payment described in the immediately preceding Section 10.02(c), shall be paid within 10 days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than 5 Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Tax Authority (including as estimated Tax payments).

10.03     Cooperation. Parent, the Company, the Subsidiaries and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes, and in resolving all disputes and audits with respect to all taxable periods relating to Taxes, including all Tax Claims (as defined below).

10.04     Refunds and Credits. Any refund or credit of Taxes of the Company and the Subsidiaries for any Pre-Closing Tax Period shall be for the account of Parent (other than any refund or credit taken into account as an asset of the Company and the Subsidiaries in the calculation of Closing Date Net Equity); provided, however, that Parent shall be required to indemnify the Purchaser Indemnitees pursuant to Section 10.02 for any Taxes subsequently determined to be owing with respect to any such refund or credit. Notwithstanding the foregoing, any such refund or credit shall be for the account of Purchaser to the extent that such refund or credit is attributable (determined on a marginal basis) to the carryback from a Post-Closing Tax Period (or the portion of a Straddle Period that begins on the date after the Closing Date) of items of loss, deductions or other Tax items of the Company or any Subsidiary (or any of their respective Affiliates, including Purchaser). Any refund or credit of Taxes of the Company or any Subsidiary for any Post-Closing Tax Period shall be for the account of Purchaser. Any refund or credit of Taxes of the Company or any Subsidiary for any Straddle Period shall be equitably apportioned between Parent and Purchaser. Each party shall, or shall cause its Affiliates to, forward to any other party entitled under this Section 10.04 to any refund or credit of Taxes any such refund within 10 days after such refund is received or reimburse such other party for any such credit within 10 days after the credit is allowed or applied against another Tax liability; provided, however, that any such amounts shall be net of any Tax cost or benefit to the payor party attributable to the receipt of such refund and/or the payment of such amounts to the payee party. The parties shall treat any payments under this section as an adjustment to the Purchase Price, unless, and then only to the extent, otherwise required by a Final Determination. The control of the prosecution of a claim for refund of Taxes paid pursuant to a deficiency assessed subsequent to the Closing Date as a result of an audit shall be governed by the provisions of Section 10.07.

10.05     Tax Sharing Agreements. Parent shall cause any and all Tax sharing agreements between (a) Parent or any of their Affiliates (other than the Company and the Subsidiaries) on the one hand, and (b) the Company or any Subsidiary on the other hand, to be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax sharing agreements.

10.06     Transfer Taxes. All sales, use, transfer, stamp, conveyance, value added or other similar Taxes, duties, excises or governmental charges imposed by any Taxing Authority, domestic or foreign, and all recording or filing fees, notarial fees and other similar costs of Closing with respect to this Agreement or the transactions contemplated hereby (collectively, “Transfer Taxes”) will be borne equally between Parent and Purchaser.

10.07	Procedures Relating to Indemnification of Tax Claims.

(a) If a claim shall be made by any Taxing Authority, which, if successful, might result in an indemnity payment to any Purchaser Indemnitee pursuant to Section 10.02(a), Purchaser shall promptly notify Parent of such claim (a “Tax Claim”). Failure to give notice of a Tax Claim to Parent within a sufficient period of time and in reasonably sufficient detail to allow Parent to effectively contest such Tax Claim shall affect the liability of Parent to any Purchaser Indemnitee only to the extent that Parent’s position is actually and materially prejudiced as a result thereof.

(b) Parent shall control all proceedings taken in connection with any Tax Claim relating solely to Taxes of the Company or any Subsidiary for a Pre-Closing Tax Period, and may make all decisions in connection with such Tax Claim; provided, however, that (i) Purchaser and counsel of its own choosing shall have the right to participate fully in all aspects of the prosecution or defense of such Tax Claim, and (ii) Parent shall not settle any such Tax Claim without the prior written consent of Purchaser (not to be unreasonably withheld). Parent and Purchaser shall jointly control all proceedings taken in connection with any Tax Claim relating solely to Taxes of the Company or any Subsidiary for a Straddle Period, and neither party shall settle any such Tax Claim without the prior written consent of the other party (not to be unreasonably withheld); provided, however, that Purchaser and its Affiliates shall have sole control of any such Tax Claim arising with respect to any Tax Return filed by Purchaser or an Affiliate (other than the Company or any Subsidiary) on an affiliated, consolidated, combined or unitary group basis. Purchaser shall control all proceedings with respect to all other Tax Claims.

10.08     Exclusive Remedy and Survival. For the avoidance of doubt, it is understood that this Article X shall exclusively govern any claim for indemnification with respect to Taxes. All rights and responsibilities relating to the indemnification of Taxes shall survive for 60 days beyond the expiration of the applicable statute of limitations (including extensions thereof). Any indemnity payment made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless, and then only to the extent, otherwise required by a Final Determination.

10.09     Closing Date Tax Covenant. Parent covenants that, except to the extent contemplated by this Agreement, it will not, and will not cause or permit the Company, to take any action on the Closing Date other than in the ordinary course of business.

ARTICLE XI

SURVIVAL OF REPRESENTATIONS, WARRANTIES,

COVENANTS AND AGREEMENTS

11.01     Survival. Notwithstanding any right of any party to fully investigate the affairs of the other party and notwithstanding any knowledge of facts determined or determinable by such party pursuant to such investigation or right of investigation, each party has the right to rely fully upon the representations, warranties, covenants and agreements of each other party in this Agreement. All representations, warranties, covenants and agreements contained in this Agreement shall remain operative and in full force and effect until the 18-month anniversary of the Closing Date; provided, however, that (i) the representations and warranties contained in Section 3.18 (Employee Benefit Plans) and Section 3.22 (Environmental Matters) shall terminate on the 3-year anniversary of the Closing Date; (ii) the representations and warranties contained in Section 3.08 (Tax Matters) shall survive for 60 days beyond the expiration of the applicable statute of limitations (including extensions thereof); (iii) the representations and warranties contained in Sections 3.02 (Authority to Execute and Perform Agreements), 3.03 (Capitalization and Title to Shares), 3.28 (Brokerage) and Sections 4.02 (Authority to Execute and Perform Agreements) and 4.05 (Brokerage) shall survive the Closing indefinitely; and (iv) the obligations set forth in Sections 7.04 (Non-Competition); and 7.05 (Non-Solicitation) shall terminate on the 3-year anniversary of the Closing Date.

No claim for indemnification hereunder for breach of any such representations or warranties may be made after the expiration of the survival period applicable to such claims; provided, however, that any representation or warranty in respect of which indemnity may be sought under this Article XI, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 11.01 if notice of breach or potential breach thereof giving rise to such right or potential right of indemnity shall have been given to the Person against whom such indemnity may be sought prior to such time.

11.02     Exclusivity. After the Closing, to the extent permitted by Law, the indemnities set forth in Section 10.02 and Section 11.03 shall be the exclusive remedies of Purchaser and its Affiliates against Parent and its Affiliates, on the one hand, and of Parent and its Affiliates against Purchaser and its Affiliates, on the other hand, for any breach of representation or warranty or breach of any covenant or agreement contained in this Agreement. Notwithstanding the foregoing, nothing herein will eliminate the availability to the parties of any equitable remedies with respect to any dispute that may arise under this Agreement or limit any remedies available under applicable Law for intentional fraud or intentional misstatements.

11.03	Indemnification.

(a) Subject to Section 11.03(c) and the other Sections of this Article XI, Parent shall indemnify Purchaser, its Affiliates and their respective partners, members, stockholders, representatives, officers, directors, employees, agents, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) in respect of, and save and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (i) any breach of a representation or warranty made by Parent or the Company in this Agreement; provided, however, that the calculation of any Losses shall be made without regard to any materiality qualifiers, including Material Adverse Effect, (ii) any breach or non-fulfillment of any covenant or agreement or other provision by Parent or the Company contained in this Agreement, (iii) any breach or non-fulfillment of Section 7.04 or Section 7.05 by any Affiliate (as determined as of the Closing) of Parent, (iv) any breach by Purchaser of the Confidentiality Agreement, dated September 5, 2006, between Purchaser and J.P. Morgan Securities Inc., or any related duty of Purchaser to J.P. Morgan Securities Inc., (v) the Axle Business, whether arising before or after the Closing, (vi) Marine Group, whether arising before or after the Closing, or (vii) the divestitures of the Axle Business and Marine Group.

(b) Subject to Section 11.03(c) and the other Sections of this Article XI, Purchaser shall indemnify Parent, its Affiliates and their respective partners, members, stockholders, representatives, officers, directors, employees, agents, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) in respect of, and hold the Seller Indemnified Parties harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (i) any breach of a representation or warranty made by Purchaser; provided, however, that the calculation of any Losses shall be made without regard to any materiality qualifiers, including Material Adverse Effect, or (ii) breach or non-fulfillment of any covenant or agreement or other provision by Purchaser contained in this Agreement.

(c)	Notwithstanding anything to the contrary contained in this Agreement:

(i)           in no event shall Parent, on the one hand, or Purchaser, on the other hand, be liable under Section 11.03(a)(i) or Section 11.03(b)(i) of this Agreement, as the case may be, for an amount that exceeds Forty Million Dollars ($40,000,000) (the “Cap”); provided, however, that (A) indemnification with respect to the representations and warranties in Sections 3.02 (Authority to Execute and Perform Agreements), 3.03 (Capitalization and Title to Shares), 3.28 (Brokerage), Section 4.02 (Authority to Execute and Perform Agreements) and 4.05 (Brokerage), (B) indemnification based upon or arising out of intentional fraud or intentional misstatements, and (C) indemnification with respect to Section 7.04 (Non-Competition) or Section 7.05 (Non-Solicitation of Employees), shall not be subject to the Cap;

(ii)          in no event shall Parent, on the one hand, or Purchaser, on the other hand, be liable under Section 11.03(a)(i) or Section 11.03(b)(i) of this Agreement, as the case may be, unless and until the Indemnified Parties thereunder have suffered, incurred, sustained or become subject to Losses referred to in such Section in excess of Three Million Dollars ($3,000,000) in the aggregate (the “Deductible”), and then only to the extent of any such excess (subject to the Cap, if applicable); provided, however, that (A) indemnification with respect to the representations and warranties in Sections 3.02 (Authority to Execute and Perform Agreements), 3.03 (Capitalization and Title to Shares), 3.28 (Brokerage), Section 4.02 (Authority to Execute and Perform Agreements) and 4.05 (Brokerage), (B) indemnification based upon or arising out of intentional fraud or intentional misstatements, and (C) indemnification with respect to Section 7.04 (Non-Competition) or Section 7.05 (Non-Solicitation of Employees), shall not be subject to the Deductible; and

(iii)        in no event shall Parent be liable under this Agreement to Purchaser for any environmental remediation costs that exceed the Reasonable Resolution of such claim.

(d) Adjustment to Purchase Price. Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to the Indemnified Party or any or its Affiliates causes any such payment not to be treated as an adjustment to the Purchase Price for United States federal income Tax purposes.

11.04     Method of Asserting Claims. All claims for indemnification by any Indemnified Party under Section 11.03 will be asserted and resolved as follows:

(a) In the event any claim or demand in respect of which an Indemnifying Party might seek indemnity under Section 11.03(a) or 11.03(b) is asserted against or sought to be collected from such Indemnified Party by a Person other than Parent, Purchaser or any of their respective Affiliates (a “Third Party Claim”), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent (and only to the extent) that such failure shall have caused the damages for which the Indemnifying Party is obligated to be greater than such damages would have been had the Indemnified Party given the Indemnifying Party prompt notice hereunder. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party under Section 11.03(a) or 11.03(b) or whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

(i)           If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 11.04(a), then the Indemnifying Party will have the right to defend with counsel selected by the Indemnifying Party who shall be reasonably acceptable to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion; provided, however, that the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned) before entering into any settlement of a claim or ceasing to defend such claim. If the Indemnifying Party assumes defense of a Third Party Claim the Indemnifying Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party’s delivery of the notice referred to in the first sentence of this clause (i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests and not prejudicial to the Indemnifying Party; provided further, that the Indemnified Party may participate, at its own expense, in the defense of such Third Party Claim; and provided further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnified Party or any of its Affiliates). The Indemnified Party will be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate, (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable, or (iii) the Indemnified Party has defenses available to it that are not available to the Indemnifying Party.

(ii)          If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to this Section 11.04(a), or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnified Party to a final conclusion or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld delayed or conditioned). If the Indemnified Party defends any Third Party Claim, then the Indemnifying Party shall be required to reimburse the Indemnified Party for the reasonable costs and expenses of defending such Third Party Claim within 10 Business Days after the date of receipt of any bill. The Indemnified Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, cooperate with the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnifying Party or any of its Affiliates). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause (ii), and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

(b) In the event any Indemnified Party should have a claim under Section 11.03(a) or 11.03(b) against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. The Indemnifying Party shall notify the Indemnified Party within 30 days following its receipt of such notice if the Indemnifying Party disputes its liability to the Indemnified Party under this Article XI. If the Indemnifying Party does not so notify the Indemnified Party, the claim specified by the Indemnified Party in such notice shall be conclusively deemed to be a liability of the Indemnifying Party under this Article XI, and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand, or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of the claim) becomes finally determined.

11.05	Manner of Payment and Letter of Credit.

(a) Any indemnification of a Purchaser Indemnified Party pursuant to Section 11.03(a) or Article X shall be made first from the Letter of Credit and then, by wire transfer of immediately available funds to an account designated by such Purchaser Indemnified Party within 15 days after the determination thereof. Any indemnification of a Seller Indemnified Party pursuant to Section 11.03(b) or Article X shall be effected by wire transfer of immediately available funds to an account designated by such Seller Indemnified Party within 15 days after the determination thereof (or such shorter time as set forth in Article X).

(b) Upon the Closing, Parent shall obtain and deliver to Purchaser, for the benefit of the Purchaser Indemnified Parties, an irrevocable, standby letter of credit in the initial face amount of Forty Million Dollars ($40,000,000) (the “Letter of Credit”), the form and substance of which must be reasonably acceptable to Purchaser. Within 5 days from the date of this Agreement, Parent shall deliver to Purchaser a proposed form of the Letter of Credit for review and comments by Purchaser. The Letter of Credit shall be issued by J.P. Morgan or another financial institution reasonably acceptable to Purchaser. The stated expiration date of the Letter of Credit shall be no sooner than four years. Purchaser shall have the right to draw upon the Letter of Credit to satisfy any amounts duly owed to Purchaser pursuant to Article X or Article XI; provided, however, that at least 5 days prior to drawing upon such Letter of Credit Purchaser shall notify Parent of such draw.

ARTICLE XII

EMPLOYEE MATTERS

12.01     Employee Matters. Any individual who is a Company Employee and whose employment so continues following the Closing shall hereinafter be referred to as a “Continuing Employee.” Purchaser shall provide to the Continuing Employees employee benefits, substantially the same, in the aggregate, as those, if any, provided to similarly situated employees of Purchaser. From and after the Closing, Continuing Employees shall receive full credit for all purposes under any employee benefit plan maintained by Purchaser (a “Purchaser Plan”), including without limitation for purposes of determining eligibility and vesting levels, but not for the actual accrual of benefits, for their service prior to the Closing with the Company or any Subsidiary, full credit for deductibles and co-payments, annual limits and lifetime limits under the welfare plans of Purchaser, in all cases to the extent such Continuing Employees would have received such credit under a corresponding Plan, and all preexisting conditions, limitations and waiting periods to which any such Continuing Employees are subject shall be waived under the welfare plans of Purchaser. Nothing in this Article XII or elsewhere in this Agreement shall require Purchaser to provide any particular form of employee benefit or to establish or maintain any particular type or form of employee benefit plan or preclude Purchaser from amending or terminating in its discretion any Purchaser Plan or, following the Closing, terminate the employment of any Continuing Employee.

ARTICLE XIII

TERMINATION

13.01     Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time before the Closing, and the transactions contemplated hereby may be abandoned:

(a) by mutual written agreement of Parent, the Company and Purchaser;

(b) by either Parent and the Company, on the one hand, or Purchaser, on the other hand, in the event that any Order or Law becomes effective restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, upon notification of the non-terminating party by the terminating party;

(c) by either Parent and the Company, on the one hand, or Purchaser, on the other hand, if the transactions contemplated hereby have not been consummated by March 31, 2008, upon notification of the non-terminating party by the terminating party; provided, however, that neither Purchaser nor Parent and the Company shall be entitled to terminate this Agreement pursuant to this Section 13.01(c) if such party’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby;

(d) by Purchaser, if there has been a material violation or breach by Parent or the Company of any covenant, representation or warranty contained in this Agreement which would prevent the satisfaction of any condition to the obligations of Purchaser at the Closing and such violation or breach has not been waived by Purchaser or, in the case of a covenant breach, cured by Parent or the Company within 30 days after written notice thereof from Purchaser; or

(e) by Parent and the Company, if there has been a material violation or breach by Purchaser of any covenant, representation or warranty contained in this Agreement which would prevent the satisfaction of any condition to the obligations of Parent or the Company at the Closing and such violation or breach has not been waived by Parent and the Company or, in the case of a covenant breach, cured by Purchaser within 30 days after written notice thereof by Parent or the Company.

13.02     Effect of Termination. If this Agreement is validly terminated pursuant to Section 13.01, the provisions of this Agreement shall thereafter become null and void, and there shall be no liability or obligation on the part of Parent, the Company or Purchaser (or any of their respective Representatives or Affiliates), except that the provisions with respect to expenses in Section 14.02 (Expenses) and confidentiality in Section 7.02 (Public Announcements; Confidentiality) shall continue to apply following any such termination.

ARTICLE XIV

MISCELLANEOUS

14.01     Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when so delivered in person, by overnight courier, or 2 Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

(a)	if to Purchaser (and after the Closing, to the Company), to:

Joy Global Inc.

100 East Wisconsin Avenue

Suite 2780

Milwaukee, WI 53202

Attention: Sean D. Major

with a copy to:

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.

Washington, DC 20004

Attention: W. Andrew Jack, Esq.

(b)	if to Parent (and before the Closing, to the Company), to:

NES Group, Inc.

6140 Parkland Blvd.

Mayfield Heights, Ohio 44124

Attention: Vice President – Treasurer

with copy to:

Squire, Sanders & Dempsey L.L.P.

4900 Key Tower

127 Public Square

Cleveland, Ohio 44114-1304

Attention: David A. Zagore, Esq.

Any party may by notice given in accordance with this Section 14.01 to the other parties designate another address or person for receipt of notices hereunder.

14.02     Expenses. Except as otherwise expressly provided in this Agreement (including without limitation as provided in Section 13.02 (Effect of Termination)), whether or not the transactions contemplated hereby are consummated, each party shall pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this

Agreement and the transactions contemplated hereby, including without limitation, all fees and expenses of agents, representatives, brokers, investment bankers, financial advisors, counsel and accountants.

14.03     Captions. The captions of this Agreement are for convenience only and shall not affect the interpretation or construction of this Agreement.

14.04     Governing Law. This Agreement and the legal relations between and among the parties hereto shall be governed by and interpreted and construed in accordance with the Laws of the State of New York, without regard to the principles of conflicts of laws.

14.05     Consent to Jurisdiction; No Jury Trial. Each of the parties hereby irrevocably submits to the jurisdiction of the United States District Court for the Northern District of Ohio (or, if such court shall not accept such jurisdiction, any state court sitting in Cleveland County, Ohio) in any action, suit or proceeding brought against it by the other party under this Agreement. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER IN ANY MATTERS ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

14.06     Specific Performance. The parties agree that if any of the provisions of this Agreement were not performed by any party hereto in accordance with their specific terms or were otherwise breached by any party hereto, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and that each non-breaching party would be entitled to specific performance to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at Law or in equity.

14.07     Entire Agreement. This Agreement and the documents referred to herein (including the Schedules), and the Confidentiality Agreement, shall constitute the entire agreement among the parties with respect to the subject matter hereof, thereby superseding all prior agreements among any of the parties. Neither this Agreement nor the Confidentiality Agreement may be amended except in a writing signed by all the parties. Except as set forth in this Agreement (including the Schedules), no party has made any representation, warranty, covenant or agreement with respect to the transactions contemplated hereby.

14.08     No Waiver. No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver; no failure or delay by any party exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.

14.09     No Third Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

14.10     Successors and Assigns. Neither this Agreement nor any right, interest or obligation hereunder is assignable without the prior written consent of the other parties hereto and any attempt to do so will be null and void, except for assignments and transfers by operation of Law; provided, however, that notwithstanding any provision to the contrary, Purchaser may assign its rights hereunder to an Affiliate of Purchaser without such consent as long as such assignment does not limit or affect Purchaser’s obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

14.11     Severability. Each provision of this Agreement shall be interpreted in such manner as to validate and give effect thereto to the fullest lawful extent, but if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable under applicable Law, such provision shall be ineffective only to the extent so determined and such invalidity or unenforceability shall not affect the remainder of such provision or the remaining provisions of this Agreement.

14.12     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.13     Construction. The parties acknowledge that they have been represented by counsel and that no inference against the party who drafted this Agreement shall be made when construing the provisions of this Agreement.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

JOY GLOBAL INC.
By:
Name
Title

NES GROUP, INC.
By:
Name
Title

N.E.S. INVESTMENT CO.
By:
Name
Title

Schedule A

Outside Directors

Edward Crawford
Donald F. Hastings
C. Wesley McDonald
James W. Wert